2016 Proxy Statement

HOW TOMORROW MOVES





"We are committed to optimizing the Company's rail network to provide environmentally-friendly rail solutions and superior customer service while creating compelling long-term value for shareholders."

March 25, 2016

Dear Fellow Shareholder:

I am pleased to invite you to join the CSX Corporation Board of Directors, senior management and your fellow shareholders at our 2016 Annual Meeting of Shareholders (the "Annual Meeting") on Wednesday, May 11, 2016 at The St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305.

The attached Notice of Annual Meeting of Shareholders and Proxy Statement include information about the matters to be voted upon at the Annual Meeting. Proxy materials for the Annual Meeting, which include CSX Corporation's ("CSX" or the "Company") 2016 Proxy Statement and 2015 Annual Report to Shareholders, are available online to offer important Company information and reduce the environmental impact of the Annual Meeting.

In 2015, CSX delivered solid performance for its shareholders despite a challenging business environment in which low commodity prices, a strong U.S. dollar and the transition in the energy markets significantly impacted many of our markets. Improving service, efficiency gains, and right-sizing our resources and costs with the lower demand environment helped to offset the loss of nearly $550 million in coal. We are taking necessary actions to manage our business in this difficult market, which include structural and network-wide changes to match resources and costs with business demand and drive further efficiency gains. In addition, we remain focused on pricing that reflects the value of CSX's service.

As we look forward, the Company's superior network reach and diverse market mix position CSX to continue delivering shareholder value into the future. We are confident that CSX will continue to be a preferred service provider for customers who face a growing population, a more integrated global economy and the need for more reliable and sustainable supply chains.

CSX also remains committed to sound corporate governance and leadership practices, including continuous board and management succession planning. In this regard, CSX has proactively adopted bylaw amendments that provide shareholders with proxy access.

We hope that you will participate in the Annual Meeting, either by attending to vote in person or by submitting your proxy via the Internet, by phone, or by signing, dating and returning the enclosed proxy card (or voting instruction form, if you hold shares through a broker). Please review the instructions on each of your voting options described in this Proxy Statement, as well as in the Notice of Internet Availability of Proxy Materials you received in the mail or via email.

On behalf of the Board of Directors, our management team and our 29,000 CSX colleagues around the country, thank you for your investment in CSX. I look forward to seeing you at the Annual Meeting.

Sincerely,

Michael Ward

Michael J. Ward
Chairman of the Board and Chief Executive Officer



NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Annual Meeting of Shareholders (the "Annual Meeting") of CSX Corporation ("CSX" or the "Company") will be held at 10:00 a.m. (EDT) on Wednesday, May 11, 2016 at The St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305 for the purpose of considering and acting upon the following matters:

1. To elect the 12 director nominees named in the attached Proxy Statement to the Company's Board of Directors;

2. To ratify the appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2016;

3. To vote on an advisory (non-binding) resolution to approve compensation for the Company's named executive officers; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The persons named as proxies will use their discretion to vote on other matters that may properly come before the Annual Meeting.

The above matters are described in the attached Proxy Statement. You are urged, after reading the attached Proxy Statement, to vote your shares by proxy using one of the following methods: (i) vote by telephone or via the Internet; or (ii) if you requested printed proxy materials, complete, sign, date and return your proxy card or voting instruction form if you hold your shares through a broker, bank or other nominee in the postage-paid envelope provided.

Only shareholders of record at the close of business on March 14, 2016, which is the record date for the Annual Meeting, are entitled to vote. The Notice of Internet Availability, the Proxy Statement and the Annual Report for the fiscal year ended December 25, 2015 (the "Annual Report") are being mailed or made available to those shareholders on or about March 28, 2016.

By Order of the Board of Directors,

Ellen M. Fitzsimmons
Executive Vice President-Law and Public Affairs
General Counsel and Corporate Secretary

TABLE OF CONTENTS

▶ PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding the Company's 2015 performance, please review the Company's 2015 Annual Report.

Visit our Annual Meeting Website

- Review and download easy to read, interactive versions of our Proxy Statement and 2015 Annual Report
- Sign up for future electronic delivery to reduce our impact on the environment



http://shareholder.broadridge.com/CSX



Attend our Annual Meeting of Shareholders

- **Date and Time**: Wednesday, May 11, 2016 at 10:00 a.m. (EDT)
- **Place**: The St. Regis Atlanta Eighty-Eight West Paces Ferry Road Atlanta, Georgia 30305

Eligibility to Vote

You can vote if you were a shareholder of record at the close of business on March 14, 2016, which is the record date for the Annual Meeting.

Voting Matters and Board Recommendation

Agenda Item	Board Vote Recommendation
1. Election of Directors	FOR each director nominee
2. Ratification of Appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2016	FOR
3. Advisory Vote to Approve Executive Compensation	FOR

How to Cast Your Vote

By internet using a computer until 11:59 p.m. EDT on May 10, 2016	**By internet using a smartphone or tablet** until 11:59 p.m. EDT on May 10, 2016	**By telephone** until 11:59 p.m. EDT on May 10, 2016	**By mail** on or before May 11, 2016
Visit 24/7 **www.proxyvote.com**	Scan this **QR code** 24/7 to vote with your mobile device (may require free software)	Dial toll-free 24/7 **1-800-690-6903**	**Sign and date your proxy card or voting instruction form and send by mail**

Board Nominees

Name	Director since	Independent Yes	Independent No	Committee Memberships	Other Public Company Boards
Donna M. Alvarado	2006	X		• Audit • Compensation	• Corrections Corporation of America • Park National Corporation
John B. Breaux	2005	X		• Governance • Public Affairs (Chair) • Executive	• LHC Group, Inc.
Pamela L. Carter	2010	X		• Governance • Public Affairs	• Spectra Energy Corporation • Hewlett-Packard Enterprise
Steven T. Halverson	2006	X		• Audit • Compensation (Chair) • Executive	
Edward J. Kelly, III	2002	X		• Governance (Chair) • Compensation • Executive	• XL Group plc • MetLife Inc.
John D. McPherson	2008	X		• Finance • Public Affairs	
David M. Moffett	2015	X		• Audit • Finance	• PayPal Holdings, Inc. • CIT Group Inc. • Genworth Financial, Inc.
Timothy T. O'Toole	2008	X		• Finance • Governance	• FirstGroup plc
David M. Ratcliffe	2003	X		• Finance (Chair) • Public Affairs • Executive	• SunTrust Bank
Donald J. Shepard	2003	X		• Audit (Chair) • Compensation • Executive	• The PNC Financial Services Group, Inc. • Travelers Companies, Inc.
Michael J. Ward	2003		X	• Executive (Chair)	• Ashland Inc. • The PNC Financial Services Group, Inc.
J. Steven Whisler	2011	X		• Audit • Compensation	• Brunswick Corporation • International Paper Co.

Corporate Governance Highlights

Directors elected annually	✔
Independent presiding director	✔
Policy prohibiting hedging and pledging by directors and executive officers	✔
All directors attended 75% or more of the Board and Committee meetings in 2015	✔
Audit, Compensation and Governance Committees comprised solely of independent directors	✔
Stock ownership guidelines for officers and directors	✔
Mandatory director retirement age	✔
Bylaws providing proxy access and rights to call special meetings	✔
Majority voting standard and resignation policy	✔
Executive sessions of independent directors at all regular meetings	✔

Business Highlights for 2015

CSX's performance in 2015 illustrated the underlying strength of the Company's business, as well as its ability to deliver value for customers and shareholders, while preparing for long-term growth. Despite substantial gains in the Company's intermodal and merchandise business, significant declines in coal volumes impaired top-line growth for the year. Nevertheless, CSX delivered a Company-record operating ratio of 69.7% for 2015. In addition, CSX returned approximately $1.5 billion to shareholders in the form of dividends and share repurchases. For more detail on CSX's performance in 2015, please see the 2015 Annual Report.

Stock Performance Graph

The cumulative shareholder returns, assuming reinvestment of dividends, on $100 invested at December 31, 2010 are illustrated on the graph below. The Company references the Standard & Poor's 500 Stock Index ("S&P 500"), which is a registered trademark of the McGraw-Hill Companies, Inc., and the Dow Jones U.S. Transportation Average Index ("DJT"), which provide comparisons to a broad-based market index and other companies in the transportation industry.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN



2015 Target Compensation Mix for the Named Executive Officers

Information regarding the compensation mix for the Chief Executive Officer ("CEO") and each of the other executive officers named in the Summary Compensation Table ("Named Executive Officers" or "NEOs"), other than Mr. Munoz, is set forth below. The table indicates that 70% of the CEO's compensation and an average of 64% of the other Named Executive Officers' compensation is at risk and subject to the achievement of one or more performance goals.



2015 CEO TARGET COMPENSATION MIX

2015 NEO TARGET COMPENSATION MIX (EXCLUDING CEO)

■ Salary ■ RSUs ■ Short-term Incentives ■ LTIP

Executive Compensation Highlights

The table below highlights the 2015 compensation for the Named Executive Officers as disclosed in the *Summary Compensation Table.*

Name	Salary	Stock Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Michael J. Ward Chairman and CEO	$1,200,000	$7,064,833	$864,000	--	$80,728	$9,209,561
Clarence W. Gooden President	$ 665,720	$2,406,455	$373,432	--	$49,362	$3,494,969
Fredrik J. Eliasson Executive Vice President and Chief Sales and Mktg. Officer	$ 565,720	$2,018,535	$305,489	$199,435	$27,174	$3,116,353
Frank A. Lonegro Executive Vice President and CFO	$ 365,518	$ 706,112	$173,072	$ 27,056	$18,064	$1,289,822
Ellen M. Fitzsimmons Executive Vice President, General Counsel, and Corporate Secretary	$ 550,000	$1,513,900	$264,000	$103,737	$34,952	$2,466,589
Cynthia M. Sanborn Executive Vice President and COO – CSX Transportation	$ 497,456	$2,741,527	$266,938	$ 91,485	$32,600	$3,630,006
Oscar Munoz Former President and COO	$ 604,207	$6,083,112	--	$141,651	$46,474	$6,875,444

▶ PROXY STATEMENT FOR 2016 ANNUAL MEETING OF SHAREHOLDERS

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting of Shareholders above, including the election of the 12 director nominees named in this Proxy Statement, the ratification of the selection of the Independent Registered Public Accounting Firm (the "Independent Auditors") of CSX, and the consideration of an advisory (non-binding) vote on executive compensation.

When and where will the Annual Meeting be held?

The Annual Meeting will be held at 10:00 a.m. (EDT) on Wednesday, May 11, 2016 at The St. Regis Atlanta, Eighty-Eight West Paces Ferry Road, Atlanta, Georgia 30305. The facility is accessible to persons with disabilities. If you have a disability, we can provide assistance to help you participate in the Annual Meeting upon request. If you would like to obtain directions to attend the Annual Meeting and vote in person, you can write to us at CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202, or call us at (904) 366-4242.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), we may furnish proxy materials, including this Proxy Statement and our 2015 Annual Report, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless requested. Instead, the Notice of Internet Availability of Proxy Materials (the "Notice"), which was mailed to most of our shareholders, instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

How do I get electronic access to the proxy materials?

The Notice provides you with instructions on how to:

- View CSX's proxy materials for the Annual Meeting on the Internet; and
- Instruct CSX to send future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of the printing and mailing of these materials on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until terminated.

Who is soliciting my vote?

The Board of Directors of CSX (the "Board") is soliciting your vote on matters being submitted for shareholder approval at the Annual Meeting. CSX will pay the costs of preparing proxy materials and soliciting proxies, including the reimbursement, upon request, of trustees, brokerage firms, banks and other nominee record holders for the reasonable expenses they incur to forward proxy materials to beneficial owners. In addition to using mail, proxies may be solicited in person, by telephone or by electronic communication by officers and employees of the Company acting without special compensation.

Who is entitled to vote?

Only shareholders of record at the close of business on March 14, 2016 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof, unless a new record date is set in connection with any such adjournments or postponements. On March 14, 2016, there were issued and outstanding 957,310,947 shares of common stock, the only outstanding class of voting securities of the Company.

How many votes do I have?

You will have one vote for every share of CSX common stock you owned at the close of business on the Record Date.

How many shares must be present to hold the Annual Meeting?

The Company's bylaws provide that a majority of the outstanding shares of stock entitled to vote constitutes a quorum at any meeting of shareholders. If a share is represented for any purpose at the Annual Meeting, it is deemed to be present for the transaction of all business. Abstentions and shares held of record by a broker, bank or other nominee that are voted on any matter are included in determining the number of shares present.

Shares held by a broker, bank or other nominee that are not voted on any matter at the Annual Meeting will not be included in determining whether a quorum is present.

Your vote is important and we urge you to vote by proxy even if you plan to attend the Annual Meeting.

What are the vote requirements for each proposal?

Election of Directors. In an uncontested election, directors are elected by a majority of votes cast for his or her election by the shares entitled to vote at a meeting at which a quorum is present. In accordance with the Company's Corporate Governance Guidelines, in an uncontested election, any incumbent director nominated for re-election as a director who is not re-elected in accordance with the Company's bylaws shall promptly tender his or her resignation following certification of the shareholder vote. For more information on the procedures in these circumstances, see *Principles of Corporate Governance* below.

Other Proposals. For the ratification of the appointment of Ernst & Young LLP as the Company's Independent Auditors for

2016 (Item 2) and for the approval, on an advisory basis, of the compensation of the Company's NEOs (Item 3), the proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

Abstentions are not considered votes cast on any proposal. "Broker non-votes" are not considered votes cast on Item 1 or Item 3, and will have no effect on the outcome of the vote. Brokers will have discretionary voting power regarding Item 2 in the event that beneficial owners, who own their shares in "street name," do not provide voting instructions regarding Item 2.

How do I vote?

You can vote either in person at the Annual Meeting or by proxy without attending the Annual Meeting. The shares represented by a properly executed proxy will be voted as you direct.

To vote by proxy, you must do one of the following:

Vote by Telephone. If you are a shareholder of record, you can vote your shares by telephone 24 hours a day by calling 1-800-690-6903 on a touch-tone telephone. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name" (that is, through a bank, broker or other nominee), please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by telephone.

Vote by Internet. If you are a shareholder of record, you can also vote via the Internet by following the instructions in the Notice. The website address for Internet voting is indicated in

the Notice. Internet voting is also available 24 hours a day. If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote via the Internet.

Vote by Mail. If you requested printed proxy materials and choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided if you are a registered holder or your voting instruction card if you are a beneficial owner of shares in "street name." Please promptly mail your proxy card or voting instruction card to ensure that it is received prior to the Annual Meeting.

If you want to vote in person at the Annual Meeting, and you hold your CSX stock in "street name," you must obtain a proxy from your bank, broker or other nominee and bring that proxy to the Annual Meeting.

Can I change my vote?

Yes. If you are a shareholder of record, you may change your vote or revoke your proxy any time before it is voted by written notice delivered to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202, by timely receipt of a later-dated signed proxy card or written

revocation, by a later vote via the Internet or by telephone, or by voting in person at the Annual Meeting. If you hold your shares in "street name," you should follow the instructions provided by your bank, broker or other nominee if you wish to change your vote.

Will my shares be voted if I do not provide voting instructions to my broker?

If you are the beneficial owner of shares held in "street name" by a bank, broker or other nominee, the bank, broker or other nominee as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to "discretionary" items but will not be permitted to vote the shares with respect to "non-discretionary" items (those shares are treated as "broker non-votes").

The proposal to ratify the appointment of Ernst & Young LLP as CSX's Independent Auditors for 2016 is considered a discretionary item for which a broker will have discretionary voting power if you do not give instructions with respect to this proposal. The proposals to: (i) elect directors; and (ii) vote on an advisory (non-binding) resolution on executive compensation are non-routine matters for which a broker will not have discretionary voting power and for which specific instructions from beneficial owners are required in order for a broker to vote your shares.

What happens if I return my proxy card but do not give voting instructions?

If you are a shareholder of record and sign and return your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board.

The Board of Directors unanimously recommends a vote:

1. **FOR** the election of the 12 director nominees named in this Proxy Statement;

2. **FOR** the ratification of the appointment of Ernst & Young LLP as CSX's Independent Auditors for 2016; and

3. **FOR** the approval, on an advisory (non-binding) basis, of the compensation of the Named Executive Officers.

What happens if other matters are properly presented at the Annual Meeting?

If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies on the enclosed proxy card will have discretion to vote on those matters for you. On the date we filed this Proxy Statement with the SEC, the Board did not know of any other matters to be brought before the Annual Meeting.

How are votes counted?

Votes are counted by an independent inspector of elections appointed by the Company.

What happens if the Annual Meeting is postponed or adjourned?

Unless a new record date has been fixed, your proxy will still be in effect and may be voted at the reconvened meeting. You will still be able to change your vote or revoke your proxy with respect to any item until the polls have closed for voting on such item.

How do I obtain admission to the Annual Meeting?

You will be issued an admission ticket at the Shareholder Registration Desk at the Annual Meeting. If you hold shares in your name, please be prepared to provide proper identification, such as a driver's license or other government-issued identification. If you hold your shares through a broker, bank or other nominee, you will need proof of ownership, such as a recent account statement or letter from your broker, bank or other nominee along with proper identification. If you are a duly appointed proxy for a shareholder, you must provide proof of your proxy power and proof of share ownership for the shareholder for whom you are a proxy. In addition, if you are authorized to represent a corporate or institutional shareholder, you must also present proof that you are the authorized representative of such shareholder.

For security reasons, attendees will not be permitted to bring any packages, briefcases, large pocketbooks or bags into the meeting. Also, audio tape recorders, video and still cameras, laptops and other portable electronic devices will not be permitted into the meeting. We thank you in advance for your patience and cooperation with these rules.

What is the deadline for consideration of shareholder proposals for the 2017 Annual Meeting of Shareholders?

A shareholder who wants to submit a proposal to be included in the proxy statement for the 2017 Annual Meeting of Shareholders (the "2017 Meeting") must send the proposal to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL, 32202, so that it is received on or before November 28, 2016, unless the date of the 2017 Meeting is changed by more than 30 days from May 11, 2017, in which case the proposal must be received a reasonable time before the Company begins to print and mail its proxy materials for the 2017 Meeting.

A shareholder who wants to nominate a director or submit a proposal that will not be in the proxy statement but will be considered at the 2017 Meeting, pursuant to the CSX bylaws, must send it to the principal office of CSX so that it is received not earlier than the close of business on January 11, 2017, nor later than the close of business on February 10, 2017 unless the date of the 2017 Meeting is more than 30 days before or more than 70 days after May 11, 2017, in which case the nomination or proposal must be received not earlier than the 120th day prior to the date of the 2017 Meeting and not later than the close of business on the later of the 90th day prior to the date of the 2017 Meeting or the 10th day following the day on which the Company first publicly announces the date of the 2017 Meeting.

Does the Board consider director nominees recommended by shareholders?

Yes. The Governance Committee of the Board will review recommendations as to possible nominees received from shareholders and other qualified sources. Shareholder recommendations should be submitted in writing addressed to the Chair of the Governance Committee, CSX Corporation, 500 Water Street, C160, Jacksonville, FL 32202, and should include a statement about the qualifications and experience of the proposed nominee, as discussed further below in the *Board Leadership and Committee Structure* section. Shareholders who wish to nominate a director nominee should do so in accordance with the nomination provisions of the Company's bylaws. In general, a shareholder nomination for the 2017 Annual Meeting must be delivered to the Company within the time periods described above and set forth in the Company's bylaws.

Can shareholders include their director nominees in the Company's proxy statement?

Yes. The Company recently amended its bylaws to allow "proxy access." Under the bylaws, a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years may submit director nominees (up to the greater of two or 20% of the Board) for inclusion in the Company's proxy statement, provided: (i) there are no other shareholder nominations pursuant to the advance notice provision of the bylaws; and (ii) the shareholder(s) and the nominee(s) satisfy the other requirements set forth in the bylaws.

Determining Ownership. Shareholder(s) must have full voting and economic interest of the shares to satisfy the 3% ownership threshold. Loaned shares are considered "owned" if such shares can be recalled on not more than three business days' notice. Additionally, the shareholder(s) must own the requisite number of shares through the meeting date.

When and Where to Send These Proposals. To include a director nominee in the Company's 2017 proxy statement, the proposing shareholder(s) must send notice and the required information to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL, 32202, so that it is received by November 28, 2016.

Certain Disclosures. Among other things, director nominees must disclose to the Company any agreement, arrangement or understanding regarding how they would vote if elected as a director, or any direct or indirect compensation they would receive in connection with their service or action as a director.

Prior Nominees. A director nominee pursuant to proxy access who receives less than 25% of the votes cast may not be nominated for election at the next two annual meetings of shareholders.

A shareholder or group of shareholders wishing to nominate a candidate for director through proxy access should review carefully the procedures and requirements described in the Company's bylaws. These procedures and requirements must be followed precisely by both the proposing shareholder(s) and the director nominee(s) in order to use proxy access.

► ITEM 1: ELECTION OF DIRECTORS

Twelve directors are to be elected to hold office until the 2017 Annual Meeting and their successors are elected and qualified. Unless otherwise specified, the proxy holders will cast votes FOR the election of the nominees named below. Each of the nominees was elected at the Company's 2015 Annual Meeting of Shareholders.

As of the date of this Proxy Statement, the Board has no reason to believe that any of the nominees named will be unable or unwilling to serve. There are no family relationships among any of these nominees or among any of these nominees and any executive officer of the Company, nor is there any arrangement or understanding between any nominee and any other person pursuant to which the nominee was selected.

Nominees for Board membership are expected to be prominent individuals who demonstrate leadership and possess outstanding integrity, values and judgment. Directors and nominees must be willing to devote the substantial time required to carry out the duties and responsibilities of directors. In addition, each Board member is expected to represent the broad interests of the Company and its shareholders as a group, and not any particular constituency.

The Governance Committee has recommended to the Board, and the Board has approved, the persons named below as director nominees. The Board believes that each of the director nominees adds to the overall diversity of the Board. The director nominees bring a wide range of experience and expertise in management, railroad operations, financial markets, and public policy. In addition, several of the director nominees are able to provide valuable perspective into the political and regulatory environments, as well as certain key markets.

Information regarding each director nominee follows. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

BOARD DIVERSITY

CSX strives to cultivate an environment that embraces teamwork and capitalizes on the value of diversity.

Although the Board does not have a formal written diversity policy, the Governance Committee has a long-standing commitment to diversity and is guided by the Company's diversity philosophy when considering director nominees. The Committee recognizes the importance of maintaining a Board with a broad scope of backgrounds and expertise that will expand the views and experiences available to the Board in its deliberations. Many factors are taken into account when evaluating director nominees, including their ability to assess and evaluate a company's strategies in the face of changing economic and regulatory environments that may impact customer and shareholder expectations. In addition, the Committee feels that candidates representing varied age, gender and cultural and ethnic backgrounds add to the overall diversity and viewpoints of the Board. The Governance Committee and the full Board believe that the director nominees listed below embody the breadth of backgrounds and experience necessary for a balanced and effective Board.

☑ THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE FOLLOWING DIRECTOR NOMINEES.

DONNA M. ALVARADO, AGE 67

Independent Director Nominee



Director since: 2006

CSX Committees:
 Audit / Compensation

Other Public Directorships:
- Corrections Corporation of America
- Park National Corporation

Skills and Qualifications:

As a result of her experience in the public and private sector, Ms. Alvarado brings to the Board significant workforce planning expertise, which is complemented by her experience with the Ohio Board of Regents.

Biographical Information:

Donna M. Alvarado is the founder and current President of Aguila International, a business-consulting firm. Previously, Ms. Alvarado served as President and Chief Executive Officer of a global educational publishing company from 1989-1993. She has served on corporate boards in the manufacturing, banking, transportation and services industries. She has also led state and national workforce policy boards.

Ms. Alvarado previously served as Chairwoman of the Ohio Board of Regents. Following executive and legislative staff appointments at the U.S. Department of Defense and in the U.S. Congress, Ms. Alvarado was appointed by President Ronald Reagan to lead the federal agency ACTION, the nation's premier agency for civic engagement and volunteerism, a position which she held from 1985-1989.

SENATOR JOHN B. BREAUX, AGE 72

Independent Director Nominee



Director since: 2005

CSX Committees:
• Governance / Public Affairs / Executive

Other Public Directorships:
• LHC Group, Inc.

Skills and Qualifications:

Senator Breaux's extensive public policy and regulatory experience allows him to provide critical input on regulatory and legislative proposals that could have a material effect on railroad operations.

Biographical Information:

Senator John B. Breaux is a partner in the Breaux-Lott Leadership Group, a private consulting firm in Washington, D.C. owned by Squire Patton Boggs LLP. From 2005 through 2007, Senator Breaux served as Senior Counsel at Patton Boggs LLP. Senator Breaux held numerous leadership positions during his 14 years in the U.S. House of Representatives and 18-year tenure in the U.S. Senate, where he served on the House Public Works and Transportation Committee, the Senate Finance Committee and the Senate Commerce Committee. Senator Breaux also founded the Centrist Coalition of Senate Democrats and Republicans and served as chairman of the Democratic Leadership Council.

PAMELA L. CARTER, AGE 66

Independent Director Nominee



Director since: 2010

CSX Committees:
• Governance / Public Affairs

Other Public Directorships:
• Spectra Energy Corporation
• Hewlett-Packard Enterprise

Skills and Qualifications:

With strong operational experience and extensive service in government, Ms. Carter provides the Board with in-depth knowledge and insight into regulatory, legal and public policy matters.

Biographical Information:

Pamela L. Carter retired in July 2015 as Vice President of Cummins Inc. and President of Cummins Distribution Business, a division of Cummins Inc., a designer, manufacturer and marketer of diesel engines and related components and power systems. Ms. Carter joined Cummins Inc. in 1997 as Vice President — General Counsel and held various management positions before her appointment in 2008 as President of Cummins Distribution Business, a $5 billion business with a global footprint.

Prior to her career with Cummins, Ms. Carter served in various capacities with the State of Indiana and in the private practice of law. Ms. Carter was the first woman and the first African-American to be elected to the office of Attorney General in Indiana. Ms. Carter also became the first African-American woman to be elected state attorney general in the U.S.A. She served as Parliamentarian in the Indiana House of Representatives, Deputy Chief-of-Staff to Governor Evan Bayh, Executive Assistant for Health Policy & Human Services and Securities Enforcement Attorney for the Office of the Secretary of State.

STEVEN T. HALVERSON, AGE 61

Independent Director Nominee



Director since: 2006

CSX Committees:
- Audit / Compensation / Executive

Other Public Directorships:
- None

Skills and Qualification:

Mr. Halverson's expertise in the construction industry allows him to provide unique insight and perspective on the U.S. economy and certain CSX markets. In addition, through his roles with key organizations in Florida, Mr. Halverson provides broad leadership capabilities to the Board.

Biographical Information:

Steven T. Halverson is the Chief Executive Officer of The Haskell Company, one of the largest design and construction firms in the United States. Prior to joining the Haskell Company in 1999, Mr. Halverson served as a Senior Vice President of M.A. Mortenson, a national construction firm. Mr. Halverson also serves as a director for Guidewell Insurance and Blue Cross Blue Shield of Florida, ACIG Insurance Co., the Florida Counsel of 100 (past chair), the Florida Chamber of Commerce (past chair), the Construction Industry Roundtable (past chair) and the Jacksonville Civic Council (past chair).

EDWARD J. KELLY, III, AGE 62

Independent Director Nominee



Director since: 2002
Presiding Director

CSX Committees:
- Compensation / Governance / Executive

Other Public Directorships:
- XL Group plc
- MetLife Inc.

Skills and Qualifications:

As an executive with expertise in the banking industry, Mr. Kelly provides extensive financial, regulatory and governance experience to the Board. He offers important perspective on global financial markets.

Biographical Information:

Edward J. Kelly, III retired as Chairman of the Institutional Clients Group at Citigroup, Inc. in July 2014. He joined Citigroup, Inc. in 2008, and served at various points as Vice Chairman, Chief Financial Officer and Head of Global Banking at Citigroup, among other roles.

Mr. Kelly previously served as Managing Director at The Carlyle Group and Vice Chairman of The PNC Financial Services Group, Inc. following PNC's acquisition of Mercantile Bankshares Corporation in March 2007. At Mercantile, Mr. Kelly held the offices of Chairman, Chief Executive Officer and President from March 2003 until March 2007, and was Chief Executive Officer and President from March 2001 to March 2003. Before joining Mercantile, Mr. Kelly served as Managing Director and co-head of Investment Banking Client Management at J.P. Morgan Chase and Managing Director and Head of Global Financial Institutions at J.P. Morgan. Previously, Mr. Kelly was General Counsel at J.P. Morgan and a partner at the law firm of Davis Polk & Wardwell, where he specialized in matters related to financial institutions. Early in his career, Mr. Kelly served as a law clerk to Supreme Court Justice William J. Brennan, Jr. and U.S. Court of Appeals Judge Clement F. Haynsworth, Jr.

Mr. Kelly previously served on the boards of directors for The Hartford Financial Services Group, The Hershey Company and Paris RE Holdings.

JOHN D. MCPHERSON, AGE 69

Independent Director Nominee



Director since: 2008

CSX Committees:
- Finance / Public Affairs

Other Public Directorships:
- None

Skills and Qualifications:

As a result of his extensive career in the rail industry, Mr. McPherson serves as an expert in railroad operations.

Biographical Information:

John D. McPherson served as President and Chief Operating Officer of Florida East Coast Railway, a wholly-owned subsidiary of Florida East Coast Industries, Inc., from 1999 until his retirement in 2007. From 1993 to 1998, Mr. McPherson served as Senior Vice President – Operations, and from 1998 to 1999, he served as President and Chief Executive Officer of the Illinois Central Railroad. Prior to joining the Illinois Central Railroad, Mr. McPherson served in various capacities at Santa Fe Railroad for 25 years.

From 2012 to 2015, Mr. McPherson served on the board of directors of Las Vegas Railway Express, a start-up passenger railroad that plans to operate between Los Angeles and Las Vegas, From 1997 to 2007, Mr. McPherson served as a member of the board of directors of TTX Company, a railcar provider and freight car management services joint venture of North American railroads.

DAVID M. MOFFETT, AGE 64

Independent Director Nominee



Director since: 2015

CSX Committees:
- Audit / Finance

Other Public Directorships:
- PayPal Holdings, Inc.
- CIT Group Inc.
- Genworth Financial, Inc.

Skills and Qualifications:

Mr. Moffett has many years of experience as a chief executive officer or chief financial officer of public financial services companies, as well as significant public policy experience.

Biographical Information:

David M. Moffett served as the Chief Executive Officer and a director of the Federal Home Loan Mortgage Corporation from September 2008 until his retirement in March 2009. He previously served as a Senior Advisor with the Carlyle Group LLC from May 2007 to September 2008, and as the Vice Chairman and Chief Financial Officer of U.S. Bancorp from 2001 to 2007, after its merger with Firstar Corporation where he served as Vice Chairman and Chief Financial Officer from 1998 to 2001. Mr. Moffett also served as Chief Financial Officer of StarBanc Corporation, a predecessor to Firstar Corporation, from 1993 to 1998.

Mr. Moffett currently serves as a trustee on the boards of Columbia Fund Series Trust I and Columbia Funds Variable Insurance Trust, overseeing approximately 52 funds within the Columbia Funds mutual fund complex. He also serves as a trustee for the University of Oklahoma Foundation. Mr. Moffett also has served as a consultant to Bridgewater and Associates.

From 2007 to 2015, Mr. Moffett served on the board of directors of eBay, Inc.

TIMOTHY T. O'TOOLE, AGE 60

Independent Director Nominee



Director since: 2008

CSX Committees:
- Finance / Governance

Other Public Directorships:
- FirstGroup, plc

Skills and Qualifications:

Mr. O'Toole brings to the Board more than 30 years of railroad and transportation industry experience. He also provides invaluable operational experience in crisis management evidenced by his leadership following a terror attack on the London Underground in 2005.

Biographical Information:

Timothy T. O'Toole is currently the Chief Executive Officer of FirstGroup, plc, a leading transportation company that primarily provides rail and bus services. FirstGroup is a publicly traded company on the London Stock Exchange that employs approximately 110,000 individuals throughout the U.K. and North America and transports some 2.5 billion passengers a year. Mr. O'Toole previously served as the Managing Director of the London Underground from 2003 through April 2009, where he was responsible for operating and rebuilding the Tube, the world's oldest metropolitan railway.

Previously, he served as President and Chief Executive Officer of Conrail from 1998 to 2001. Additionally, during his more than 20 years at Conrail, Mr. O'Toole served in various senior management roles, including Senior Vice President of Law and Government Affairs, Senior Vice President of Finance and Chief Financial Officer, Vice President and Treasurer, and Vice President and General Counsel.

DAVID M. RATCLIFFE, AGE 67

Independent Director Nominee



Director since: 2003

CSX Committees:
- Finance / Public Affairs / Executive

Other Public Directorships:
- SunTrust Bank

Skills and Qualifications:

As Chairman, President and Chief Executive Officer of Southern Company, Mr. Ratcliffe participated in a heavily regulated industry with operations in substantial portions of CSX's service territory. Through this experience, he provides expertise in an ever-changing regulatory environment, which includes important public policy matters such as climate change legislation.

Biographical Information:

David M. Ratcliffe retired from his position as Chairman, President and Chief Executive Officer of Southern Company, one of America's largest producers of electricity, in December 2010. He had held that position since 2004. From 1999 to 2004, Mr. Ratcliffe was President and Chief Executive Officer of Georgia Power, Southern Company's largest subsidiary. Prior to becoming President and Chief Executive Officer of Georgia Power in 1999, Mr. Ratcliffe served as Executive Vice President, Treasurer and Chief Financial Officer.

Mr. Ratcliffe also serves as a member of the boards of various organizations, including GRA Venture Fund, LLC, Georgia Research Alliance, Children's Healthcare of Atlanta, Urjanet, a software start-up company, and the Centers for Disease Control Foundation.

DONALD J. SHEPARD, AGE 69

Independent Director Nominee



Director since: 2003

CSX Committees:
- Audit / Compensation / Executive

Other Public Directorships:
- The PNC Financial Services Group, Inc.
- The Travelers Companies, Inc.

Skills and Qualifications:

Through his executive positions with AEGON, N.V., Mr. Shepard brings financial and risk management expertise to the Board. His leadership role with the U.S. Chamber of Commerce, also provides significant insight into developing business trends and opportunities.

Biographical Information:

Donald J. Shepard retired in 2008 as Chairman of the Board of Directors and Chief Executive Officer of AEGON, N.V., an international life insurance and pension company.

Mr. Shepard was also a director of Mercantile Bankshares Corporation until 2007, when the company was acquired by The PNC Financial Services Group, Inc. Mr. Shepard is also a director of the U.S. Chamber of Commerce.

MICHAEL J. WARD, AGE 65

Management Director Nominee



Director since: 2003

CSX Committee:
- Executive

Other Public Directorships:
- Ashland Inc.
- The PNC Financial Services Group, Inc.

Skills and Qualifications:

With a long and extensive career with the Company, as well as service with the Association of American Railroads and the American Coalition for Clean Coal Electricity, Mr. Ward brings extremely valuable knowledge of operations, finances and public policy matters relating to both the railroad and energy industries.

Biographical Information:

Michael J. Ward is a 38-year veteran of the Company and has served as Chairman and Chief Executive Officer since January 2003. He also served as President from January 2003 through early February 2015. Mr. Ward's career with CSX has included key executive positions in nearly all aspects of the Company's business, including sales and marketing, operations and finance.

Mr. Ward also serves on the boards of directors of the Association of American Railroads and the American Coalition for Clean Coal Electricity.

J. STEVEN WHISLER, AGE 61

Independent Director Nominee



Director since: 2011

CSX Committees:
- Audit / Compensation

Other Public Directorships:
- Brunswick Corporation
- International Paper Co.

Skills and Qualifications:

Through his prior tenure on the Burlington Northern Santa Fe board of directors and as a former executive in the mining industry, Mr. Whisler brings to the Board invaluable safety program experience, railroad knowledge and familiarity with certain key markets.

Biographical Information:

J. Steven Whisler is the retired Chairman and Chief Executive Officer of Phelps Dodge Corporation, a mining and manufacturing company, where he served in many roles from 1981 until his retirement in 2007. During his tenure at Phelps Dodge Corporation, Mr. Whisler was instrumental in the implementation of its "Zero and Beyond" safety program designed to eliminate workplace injuries and its "Quest for Zero" process-improvement program designed to, among other things, eliminate environmental waste while enhancing product quality.

Mr. Whisler also served as director of US Airways Group, Inc. from 2005 until 2011, and Burlington Northern Santa Fe from 1995 until its acquisition by Berkshire Hathaway in 2010.

What are the directors' qualifications to serve on the CSX Board of Directors?

The table below highlights the qualifications and experience of each nominee that resulted in the Board's determination that each nominee is uniquely qualified to serve on the Board.

Director Qualifications and Experience	Alvarado	Breaux	Carter	Halverson	Kelly	McPherson	Moffett	O'Toole	Ratcliffe	Shepard	Ward	Whisler
BUSINESS OPERATIONS gives directors a practical understanding of developing, implementing and assessing the Company's operating plan and business strategy.	■	■	■	■	■	■	■	■	■	■	■	■
CORPORATE GOVERNANCE experience supports Board and management accountability, transparency and protection of shareholder interests.	■	■	■	■	■		■	■	■	■	■	■
FINANCE / CAPITAL ALLOCATION experience is important in evaluating the Company's capital structure.			■	■	■	■	■	■	■	■	■	■
FINANCIAL EXPERTISE / LITERACY is important because it assists directors with their oversight of financial reporting and internal controls.	■	■	■	■	■	■	■	■	■	■	■	■
GOVERNMENT / PUBLIC POLICY experience is important in understanding the regulatory environment in which the Company operates.	■	■	■			■	■	■	■		■	■
RISK MANAGEMENT experience is critical to the Board's risk oversight role.	■		■	■	■	■	■	■	■	■	■	■
MARKETING / SALES experience is important to understanding the Company's business strategies in developing new markets.			■	■	■	■	■	■	■	■	■	■
TALENT MANAGEMENT experience is valuable in helping the Company attract, motivate and retain high performing employees, including succession planning efforts.	■		■	■	■	■	■	■	■	■	■	■
TRANSPORTATION INDUSTRY experience is important to understanding the dynamics within the freight transportation sector.			■			■		■			■	■

What if a nominee is unable to serve as director?

If any of the nominees named above is not available to serve as a director at the time of the Annual Meeting (an event which the Board does not now anticipate), the proxies will be voted for the election of such other person or persons as the Board may designate, unless the Board, in its discretion, reduces the number of directors.

Director Independence

The Board annually evaluates the independence of each of its directors and, acting through its Governance Committee, the performance of each of its directors. In evaluating the independence of each of its directors, the Board considers the Nasdaq Global Select Market ("Nasdaq") listing standards and reviews transactions or relationships, if any, between each director, director nominee or his or her immediate family and the Company or its subsidiaries. The purpose of this review is to determine whether any such relationships or transactions are material, and thus, inconsistent with a determination that the director or nominee is independent.

In February 2016, after considering Nasdaq listing standards, the Board determined that the following directors are independent under the Nasdaq listing standards: Donna M. Alvarado, John B. Breaux, Pamela L. Carter, Steven T. Halverson, Edward J. Kelly, III, John D. McPherson, David M. Moffett, Timothy T. O'Toole, David M. Ratcliffe, Donald J. Shepard and J. Steven Whisler.

Principles of Corporate Governance

The Board is committed to corporate governance principles and practices that facilitate the fulfillment of its fiduciary duties to shareholders and to the Company. The Board has adopted Corporate Governance Guidelines that reflect the high standards that employees, investors, customers, suppliers and others can and should expect. Key corporate governance principles observed by the Board and the Company include:

- nomination of a slate of directors for election to the Board, all but one of whom are independent, as that term is defined in the Nasdaq listing standards;

- establishment of qualification guidelines for director candidates and review of each director's performance and continuing qualifications for Board membership;

- the requirement that the Governance, Compensation and Audit Committees be comprised solely of independent directors;

- authority for the Governance, Compensation and Audit Committees to retain outside, independent advisors and consultants when appropriate;

- adoption of a Code of Ethics, which meets applicable rules and regulations and covers all directors, officers and employees of CSX;

- adoption of a Policy Regarding Shareholder Rights Plans, establishing parameters around the adoption of any future shareholder rights plan, including the expiration of any such plan within one year of adoption if the plan does not receive shareholder approval or ratification;

- adoption of a Policy Regarding Shareholder Approval of Severance Agreements, requiring shareholder approval of

certain future severance agreements with senior executives that provide benefits in an amount exceeding a threshold set forth in the policy; and

- a majority voting standard with a director resignation policy.

- CSX's Corporate Governance Guidelines and Code of Ethics are available on the Company's website at *http://investors.csx.com* under the heading "Corporate Governance." Shareholders may also request a free copy of any of these documents by writing to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202. Any waivers of or changes to the Code of Ethics that apply to our directors or executive officers will be disclosed on CSX's website at *http://www.csx.com*. There were no waivers to the Code of Ethics in 2015.

Shareholders who wish to communicate with the Board, or with a particular director, may forward appropriate correspondence to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202. Pursuant to procedures established by the non-management directors of the Board, the Office of the Corporate Secretary will forward appropriate correspondence to the Board or a particular director. Appropriate correspondence generally includes any legitimate, non-harassing inquiries or statements. Interested parties who wish to communicate with the Presiding Director or non-management directors may forward correspondence to CSX Corporation, the Presiding Director, CSX Board of Directors, 500 Water Street, C160, Jacksonville, FL 32202.

Board of Directors' Role in Risk Oversight

Pursuant to its charter, the Audit Committee of the Board has primary responsibility for overseeing the Company's business risk management ("BRM") processes. In addition to regular risk presentations to the Audit Committee, management periodically reports to the Board of Directors and other Board committees on current risks and the Company's approach to avoiding and mitigating risk exposure.

The BRM process at CSX includes activities related to the identification, assessment, mitigation and monitoring of risks. The CSX risk universe is divided into the following broad risk categories:

Compliance — Risks directly impacting CSX's ability to meet or comply with state, federal or local rules and regulations (*e.g.,* environmental law and regulation);

Strategic — Risks (and opportunities) directly impacting CSX's ability to achieve or exceed its stated longer term strategic objectives (*e.g.,* market demand shifts); and

External — Risks arising from events outside CSX and beyond the Company's direct influence or control (*e.g.,* economic downturn).

The objective of the BRM process is to facilitate timely identification and review of new and existing risks along with ensuring mitigation plans are developed and executed by providing oversight. A well-established risk management structure is leveraged to govern the program.



BRM Oversight Structure

Internal Audit

- CSX Board Audit Committee
- Executive Oversight Committee
- Leadership Council
- Compliance Committee
- External Committee
- Strategic Committee
- Risk Owners

Risks are prioritized based on their inherent and residual impacts on the Company. On an ongoing basis, risks are evaluated to track the status of key mitigation activities along with the trends of key indicators. Ultimately, the BRM process provides an opportunity for business and functional leadership to collaborate on the key Company risks and identify needed mitigation steps to help advance the Company's objectives.

Board of Directors' Role in Succession Planning

The Board of Directors is responsible for succession planning for the Board, as well as senior management. In addition to routine succession planning efforts by the Board and the Governance Committee throughout the year, the full Board engages in a comprehensive management succession planning exercise at its annual strategy conference where it analyzes potential succession candidates across all senior management positions. Although the Board focuses on the senior executive team and CEO succession, directors also discuss the pipeline for other key roles in the Company. As part of this exercise, the Board reviews skills, competencies and readiness levels of succession candidates and recommends development plans to ensure that management succession candidates are adequately prepared for planned transitions.

As part of its succession planning efforts for potential director nominees, the Board considers, among other factors, diversity of backgrounds and experience, the tenure and skill sets of existing directors, and expertise in areas of strategic focus. In May 2015, the Board nominated, and shareholders elected, David M. Moffett as a new member of the CSX Board of Directors. Mr. Moffett brings to the Board a unique perspective on financial markets and public policy matters.

The Board believes that the twelve director nominees standing for re-election at this year's Annual Meeting possess a diverse breadth of experience that will bolster management's positioning of CSX to respond to volatile macroeconomic conditions and challenges facing CSX and the rail industry.

Transactions with Related Persons and Other Matters

CSX operates under a Code of Ethics that requires all employees, officers and directors, without exception, to avoid engaging in activities or relationships that conflict, or would be perceived to conflict, with the Company's interests or adversely affect its reputation. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate upon full disclosure of the transaction, following review to ensure there is a legitimate business reason for the transaction and that the terms of the transaction are no less favorable to CSX than could be obtained from an unrelated person. The Audit Committee is responsible for review and oversight of all transactions with related persons. CSX has not adopted written procedures for reviewing Related Person Transactions, but generally follows the procedures described below.

A "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: (i) CSX (including any of its subsidiaries) was, is or will be a participant; (ii) the amount involved exceeds $120,000 in any fiscal year; and (iii) any Related Person had, has, or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

CSX considers a "Related Person" to be: (i) any person who is, or at any time since the beginning of the last fiscal year was, a director or executive officer or a nominee to become a director; (ii) any person who is known to be the beneficial owner of more than 5% of any class of CSX's voting securities; (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

On an annual basis, in response to the Directors and Officers Questionnaire ("Questionnaire") and a Related Person Transaction survey ("Survey"), each director, director nominee and executive officer submits to the Corporate Secretary a description of any current or proposed Related Person Transactions. Directors and executive officers are expected to notify the Corporate Secretary of any updates to the list of Related Person Transactions during the year. If Related Person Transactions are identified, those transactions are reviewed by the Audit Committee.

The Audit Committee will evaluate Related Person Transactions based on:

- information provided by the Board during the required annual affirmation of independence;

- applicable responses to the Questionnaires and Survey submitted to the Company; and

- any other applicable information provided by any director or executive officer of the Company, or obtained through internal database queries.

In connection with the review of any Related Person Transaction, the Audit Committee will consider whether the transaction will be a conflict of interest or give the appearance of a conflict of interest. In the case of any Related Person Transaction involving an outside director or nominee for director, the Audit Committee will also consider whether the transaction will compromise the director's status as an independent director as prescribed in the Nasdaq listing standards. There were no Related Person Transactions in 2015.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is an executive officer or former officer of the Company. In addition, no executive officer of the Company served on the board of directors of any entity whose executive officers included a director of the Company.

Board Leadership and Committee Structure

CSX combines the roles of Chairman and CEO, which is balanced through the appointment of an independent Presiding Director. The Board believes that combining the positions of Chairman and CEO provides clarity of leadership and is in the best interests of the Company and shareholders at this time. The Board believes that the use of a Presiding Director with carefully delineated duties provides appropriate independent oversight of management. The non-management directors regularly meet alone in executive session at Board meetings.

The Presiding Director is an independent director selected annually by the Governance Committee. Mr. Kelly currently serves as the Presiding Director. The duties of the Presiding Director include: (i) presiding at all meetings of the Board at which the Chairman is not present; (ii) serving as liaison between the Chairman and the independent directors; (iii) approving information, meeting agendas and meeting schedules sent to

the Board; (iv) calling meetings of independent directors when appropriate; (v) pre-clearing all transactions in CSX securities by a director, the CEO and the Executive Vice President—Law & Public Affairs, General Counsel and Corporate Secretary; and (vi) being available for direct communication with major shareholders, as appropriate.

The CSX Board has six standing committees: the Audit Committee, the Compensation Committee, the Executive Committee, the Finance Committee, the Governance Committee, and the Public Affairs Committee. Each of these committees has a written charter approved by the Board, a copy of which can be found on the Company's website at *http://investors.csx.com* under the heading "Corporate Governance". As of the Record Date, the composition of the committees of the Board was as follows:

Director	Audit	Compensation	Executive	Finance	Governance	Public Affairs
Donna M. Alvarado	✔	✔				
John B. Breaux			✔		✔	Chair
Pamela L. Carter					✔	✔
Steven T. Halverson	✔	Chair	✔			
Edward J. Kelly, III		✔	✔		Chair	
John D. McPherson				✔		✔
David M. Moffett	✔			✔		
Timothy T. O'Toole				✔	✔	
David M. Ratcliffe			✔	Chair		✔
Donald J. Shepard	Chair	✔	✔			
Michael J. Ward			Chair			
J. Steven Whisler	✔	✔				

Executive Committee

MEETINGS IN 2015: 0

COMMITTEE MEMBERS:

John B. Breaux
Steven T. Halverson
Edward J. Kelly, III
David M. Ratcliffe
Donald J. Shepard

COMMITTEE CHAIR:

Michael J. Ward

INDEPENDENT MEMBERS: 5

The Executive Committee meets only as needed and has authority to act for the Board on most matters during the intervals between Board meetings, except where action by the full Board is specifically required or where authority is specifically limited to the Board. Pursuant to the Committee charter, a notice of a meeting of the Executive Committee is required to be provided to all Board members. The Executive Committee has six members, consisting of the Chairman of the Board, the Presiding Director and the chairs of each of the five other standing committees. The Presiding Director currently serves as the chair of the Governance Committee.

Audit Committee

MEETINGS IN 2015: 9

COMMITTEE MEMBERS:

Donna M. Alvarado
Steven T. Halverson
David M. Moffett
J. Steven Whisler

COMMITTEE CHAIR:

Donald J. Shepard

FINANCIAL EXPERTS:

Donald J. Shepard
J. Steven Whisler

INDEPENDENT MEMBERS: 5

The primary functions of the Audit Committee include oversight of: (i) the integrity of the Company's financial statements and accounting methodology; (ii) the Company's compliance with legal and regulatory requirements; (iii) the Independent Auditors' qualifications and independence; (iv) the Company's risk management processes; (v) the performance of the Independent Auditors; and (vi) the Company's internal audit function.

The Audit Committee recommends the appointment of the Independent Auditors and the Board approves the selection. This appointment is then submitted to shareholders for ratification. The Audit Committee also approves compensation of the Company's Independent Auditors, reviews the scope and methodology of the Independent Auditors' proposed audits, reviews the Company's financial statements, and monitors the Company's internal control over financial reporting by, among other things, discussing certain aspects thereof with the Independent Auditors and management. The Audit Committee is responsible for the approval of all services performed by the Independent Auditors. Finally, the Committee maintains procedures for the receipt and treatment of complaints regarding the Company's accounting, internal accounting controls or auditing matters.

The Audit Committee has five members, each of whom the Board has determined to be independent pursuant to the independence standards promulgated by Nasdaq and the SEC. Additionally, all members of the Audit Committee are "financially literate."

The Board has determined that Messrs. Shepard and Whisler are audit committee financial experts, as that term is defined by SEC rules and regulations. Please refer to the Report of the Audit Committee below for additional information.

Compensation Committee

MEETINGS IN 2015 : 6

COMMITTEE MEMBERS:

Donna M. Alvarado
Edward J. Kelly, III
Donald J. Shepard
J. Steven Whisler

COMMITTEE CHAIR:

Steven T. Halverson

INDEPENDENT MEMBERS: 5

The primary functions of the Compensation Committee are to: (i) establish the Company's philosophy with respect to executive compensation and benefits; (ii) review the Company's compensation practices and policies, benefit plans, and perquisites applicable to all employees and executives to ensure consistency with the Company's compensation philosophy; (iii) assure that the Company's benefit plans, practices, programs and policies maintained for employees and directors comply with all applicable laws; (iv) in consultation with the Board, review and approve corporate goals and objectives relevant to compensation and benefits for the CEO, and evaluate the CEO's performance in light of those goals and objectives, and as directed by the Board, set the level of compensation of the CEO based on such evaluation; (v) review and recommend approval of management compensation and Company compensation plans, including benefits for key employees as determined by the Committee from time to time; (vi) establish performance objectives for certain executives, and certify the attainment of those objectives in connection with the payment of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code ("Section 162(m)"); and (vii) review the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement and, as appropriate, recommend to the Board for approval the inclusion of the CD&A section in the Company's Annual Report on Form 10-K and Proxy Statement. In addition, the Committee monitors the administration of certain executive and management compensation and benefit programs.

The Compensation Committee has five members, all of whom are: (i) "outside directors" within the meaning of regulations promulgated pursuant to Section 162(m); (ii) "non-employee directors" within the meaning of Rule 16b-3 of Securities and Exchange Act of 1934; and (iii) independent pursuant to the independence standards promulgated by Nasdaq. For additional information regarding the functions of the Compensation Committee, please see "What is the role of the Compensation Committee" in the CD&A section of this Proxy Statement.

No member of the Compensation Committee was an officer or employee of CSX during 2015. No member of the Compensation Committee is a former officer of CSX. During 2015, none of our executive officers served as a member of a board of directors or compensation committee of any entity that has one of more executive officers who serve on our Board of Directors or the Compensation Committee.

Finance Committee

MEETINGS IN 2015: 5

COMMITTEE MEMBERS:

John D. McPherson
David M. Moffett
Timothy T. O'Toole

COMMITTEE CHAIR:

David M. Ratcliffe

INDEPENDENT MEMBERS: 4

The Finance Committee provides general oversight and review of financial matters affecting the Company, including the monitoring of corporate debt, cash flow, and the assets and liabilities maintained by the Company and its affiliates in conjunction with employee benefit plans, including monitoring the funding and investment policies and performances of the assets. In addition, the Committee reviews and recommends policies and practices related to dividends and share repurchases programs.

Governance Committee

MEETINGS IN 2015: 6

COMMITTEE MEMBERS:

John B. Breaux
Pamela L. Carter
Timothy T. O'Toole

COMMITTEE CHAIR

Edward J. Kelly, III

INDEPENDENT MEMBERS: 4

The Governance Committee of the Board identifies individuals qualified to become Board members and recommends candidates for election to the Board. In identifying and recommending director nominees, the Governance Committee uses criteria established by the Board with respect to qualifications for nominations to the Board and for continued membership on the Board. In considering potential director candidates, the Committee considers whether the individual has demonstrated leadership ability, integrity, values and judgment. The Governance Committee seeks to maintain a Board with a broad diversity of experience in business matters and the ability to assess and evaluate the role and policies of the Company in the face of changing economic conditions, regulatory environment and customer expectations.

The Governance Committee generally identifies nominees for directors through its director succession planning process. The Committee will also consider persons recommended by shareholders of the Company in selecting director nominees. Potential nominees suggested by shareholders will be evaluated by the Committee on the same basis as individuals identified directly by the Committee or from other sources. For more information on director nominees, see Item 1: Election of Directors.

The Committee develops, recommends and monitors corporate governance principles and conducts regular evaluations of director performance and of the effectiveness of the Board as a working group. In addition, the Committee reviews and recommends changes to Board committee structure and director compensation.

The Committee is composed solely of independent directors pursuant to the independence standards promulgated by Nasdaq.

Public Affairs Committee

MEETINGS IN 2015: 5

COMMITTEE MEMBERS:

Pamela L. Carter
John D. McPherson
David M. Ratcliffe

COMMITTEE CHAIR:

John B. Breaux

INDEPENDENT MEMBERS: 4

The Public Affairs Committee reviews significant legal, legislative and regulatory initiatives and rulemaking by federal, state, local and foreign government authorities, as well as other public issues of significance that affect the Company and its shareholders. The Committee also reviews key issues, assumptions, risks and opportunities that relate to the development and implementation of the Company's operations and safety initiatives. Additionally, the Committee provides oversight of the Company's compliance with legal requirements and internal policies relating to equal employment, diversity in the workplace, employee safety and environmental protection.

Meetings of the Board and Executive Sessions

During 2015, there were six meetings of the Board. Each of the current directors attended at least 75% of the meetings of the Board and the committees on which he or she served. The non-management directors meet alone in executive session at each Board meeting. These executive sessions are chaired by the Presiding Director. In accordance with the CSX Corporate Governance Guidelines, the independent directors (when different than non-management directors) meet in executive session at least once a year. While the Company does not have a formal policy regarding director attendance at annual shareholder meetings, the Company strongly encourages directors to attend absent an emergency.

Director Compensation

The Board periodically, but at least once every three years, reviews and sets the compensation for non-management directors based on the recommendation of the Governance Committee. Director compensation includes both cash and stock-based components. In recommending the amount and form of director compensation, the Committee considers, among other factors, the level of compensation necessary to attract and retain qualified, independent directors.

For 2015, the Board approved an annual retainer of $90,000, which was payable in cash unless the director chose to receive his or her fee in the form of CSX common stock. The Board also approved: (i) an additional $20,000 retainer for the Presiding Director, (ii) an additional $10,000 for the chair of each Board committee other than the Audit and Compensation Committees; (iii) an additional $20,000 for the Chair of the Audit Committee; (iv) an additional $5,000 for each member of the Audit

Committee; and (v) an additional $15,000 for the Chair of the Compensation Committee. At the February 2015 Board meeting, each non-employee director also received an annual grant of common stock in the amount of $150,000 with the number of shares based on the average closing price of CSX stock in the months of November 2014, December 2014 and January 2015.

Each non-employee director was eligible to defer all or a portion of his or her director's fees in 2015, including cash and stock compensation, under the CSX Directors' Deferred

Compensation Plan (the "Directors' Plan"). Cash deferrals are credited to an unfunded account and invested in various investment choices or deferred as shares of CSX common stock. The investment choices parallel the investment options offered to employees under CSX's 401(k) plan. Stock deferrals are automatically held as outstanding shares in a rabbi trust, with dividends credited in the form of shares.

Non-employee directors also are eligible to receive other compensation and benefits as discussed below. Mr. Ward does not receive compensation for his services as a director.

2015 Directors' Compensation Table

The following table summarizes the compensation of each of the non-employee directors in 2015.

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[4]	Total[5]
Donna M. Alvarado	$ 95,000	$151,415	-	-	-	$ 1,302	$247,717
John B. Breaux	$100,000	$151,415	-	-	-	$18,802	$270,217
Pamela L. Carter	$ 90,000	$151,415	-	-	-	$51,302	$292,717
Steven T. Halverson	$110,000	$151,415	-	-	-	$51,302	$312,717
Edward J. Kelly, III	$120,000	$151,415	-	-	-	$51,302	$322,717
Gilbert H. Lamphere[6]	$ 30,000	$151,415	-	-	-	$42,727	$224,142
John D. McPherson	$ 90,000	$151,415	-	-	-	$51,302	$292,717
David M. Moffett[7]	$ 63,333	-	-	-	-	$49,491	$112,824
Timothy T. O'Toole	$ 90,000	$151,415	-	-	-	$ 6,302	$247,717
David M. Ratcliffe	$100,000	$151,415	-	-	-	$51,302	$302,717
Donald J. Shepard	$110,000	$151,415	-	-	-	$51,302	$312,717
J. Steven Whisler	$ 95,000	$151,415	-	-	-	$61,302	$307,717

(1)   Fees Earned or Paid in Cash – Includes a cash retainer of $90,000 and any Committee Chair, Audit Committee or Presiding Director fees earned in 2015. Messrs. Breaux, McPherson, O'Toole, Ratcliffe and Shepard elected to defer 100% of their cash retainers and fees in the form of stock into the Directors' Plan. Ms. Alvarado elected to defer 100% of her cash retainer and fees as cash into the Directors' Plan.

(2)   Stock Awards – Amounts disclosed in this column are based on the February 11, 2015 grant date fair value of the annual stock grant to directors calculated in accordance with FASB ASC Topic 718 ("Topic 718"). The number of shares granted is based on an award value of $150,000 divided by the average closing price of CSX stock in the months of November 2014, December 2014 and January 2015. All such stock awards to directors vested immediately upon grant.

(3)   Option Awards – As of December 25, 2015, there were no stock options outstanding for directors.

(4)   All Other Compensation – Includes excess liability insurance and Company matches under the Directors' Matching Gift Program. The only perquisites to exceed $10,000 for any director were Company matches under the Directors' Matching Gift Program, which included matches in the following amounts: $50,000 for each of Messrs. Halverson, Kelly, McPherson, Ratcliffe, Shepard and Ms. Carter, $49,491 for Mr. Moffett, $41,425 for Mr. Lamphere, $17,500 for Senator Breaux and $5,000 for Mr. O'Toole. The Company match for Mr. Whisler was $60,000, which includes $50,000 for 2015, and $10,000 for 2014 that was processed in early 2015.

(5)   Total – The differences in the amounts in this column are largely attributable to fees for committee Chairs, for service on the Audit Committee or as Presiding Director and the Company match on charitable contributions under the Directors' Matching Gift Program.

(6)   Mr. Lamphere did not stand for re-election at the CSX 2015 Annual Shareholders Meeting.

(7)   Mr. Moffett was elected to the CSX Board of Directors at the CSX 2015 Annual Shareholders Meeting.

Charitable Gift Plan

Directors elected before 2004 are eligible to participate in the CSX Directors' Charitable Gift Plan ("Charitable Plan"). Under the Charitable Plan, if a director serves for five consecutive years, CSX will make contributions totaling $1 million on his or her behalf to charitable institutions designated by the director.

Contributions to designated charities are made in installments, with $100,000 payable upon the director's retirement and the balance payable in installments of $100,000 per year, starting at the time of the director's death. Only four current directors are eligible to participate in the Charitable Plan.

Matching Gift Program and Other Benefits

Directors may participate in the CSX Directors' Matching Gift Program, which is considered an important part of CSX's philanthropy and community involvement. CSX will match director contributions to organizations that qualify for support under Company guidelines, up to a maximum annual CSX contribution of $50,000 per non-employee director per year. During 2015, 30 philanthropic organizations in areas served by the Company collectively received $473,416 under the Directors' Matching Gift Program.

In addition, CSX makes available to non-employee directors personal excess liability insurance at no expense to the directors. During 2015, the excess liability insurance premium, which is reflected in the "All Other Compensation" column of the Directors' Compensation Table, was approximately $1,300 for each participating non-employee director.

Stock Ownership Guidelines

The Board has adopted Stock Ownership Guidelines to better align the interests of non-employee directors with the interests of shareholders. These guidelines require that all non-employee directors own shares of CSX common stock. Within five years of election to the Board, a non-employee director is expected to acquire and hold an amount of CSX common stock equal in value to five times the amount of such non-employee director's

annual cash retainer. If the annual cash retainer increases, the non-employee directors will have five years from the time of the increase to acquire any additional shares needed to satisfy the guidelines. Further information on the Stock Ownership Guidelines is available on CSX's website at *http://investors.csx.com* under the heading "Corporate Governance."

Anti-hedging / Anti-pledging Policy

CSX's insider trading policy prohibits officers and directors from entering into transactions to hedge their ownership positions in CSX securities. In addition, the policy prohibits officers and directors from pledging CSX securities.

▶ ITEM 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the Independent Auditors retained to audit the Company's financial statements. Pursuant to this responsibility, the Audit Committee engages in a comprehensive annual evaluation of the Independent Auditors' qualifications, performance and independence. Additionally, the Audit Committee periodically considers whether there should be a regular rotation of the Independent Auditors. Furthermore, in conjunction with the mandated rotation of the Independent Auditors' lead engagement partner, the Audit Committee and its chair were directly involved in the selection of the Independent Auditors' lead engagement partner.

The Audit Committee has selected and appointed Ernst & Young LLP as the Company's Independent Auditors to audit and report on CSX's financial statements for the fiscal year ending December 30, 2016. Ernst & Young LLP or its predecessors have continuously served as the Company's Independent Auditors since 1981. The Audit Committee and the Board believe that the continued retention of Ernst & Young LLP as the Company's Independent Auditors is in the best interests of the Company and its shareholders.

Action by shareholders is not required by law in the appointment of independent accountants. If shareholders do not ratify this appointment, however, the appointment will be reconsidered by the Audit Committee and the Board.

Ernst & Young LLP has no direct or indirect financial interest in CSX or in any of its subsidiaries, nor has it had any connection with CSX or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee. Representatives of Ernst & Young LLP will be present at the Annual Meeting and will be afforded an opportunity to make a statement if they desire to do so. It also is expected they will be available to respond to appropriate questions.

Fees Paid to Independent Registered Public Accounting Firm

Ernst & Young LLP served as the Independent Auditors for the Company in 2015. The Audit Committee was responsible for the audit fee negotiations associated with the retention of Ernst & Young LLP. Fees paid to Ernst & Young LLP were as follows:

	2015	2014
Audit Fees: Includes fees associated with the integrated audit, testing internal controls over financial reporting (SOX 404), the reviews of the Company's quarterly reports on Form 10-Q, statutory audits and other attestation services related to regulatory filings.	$2,673,000	$2,543,000
Audit Related Fees: Includes audits of employee benefit plans and subsidiary audits.	$ 336,000	$ 337,000
Tax Fees: Includes fees for tax compliance and tax advice and planning.	—	—
All Other Fees: Includes fees for advisory services for non-audit projects. The Audit Committee has concluded that the services covered under the caption "All Other Fees" are compatible with maintaining Ernst & Young LLP's independent status.	$ 34,000	$ 2,000

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the approval of all services performed by Ernst & Young LLP. The Chairman of the Audit Committee has the authority to approve all engagements that will cost less than $250,000 and, in such cases, will report any pre-approvals to the full Committee for ratification at the next scheduled meeting. All engagements expected to cost $250,000 or more require pre-approval of the full Committee. In addition, it is Company policy that tax and other non-audit services should not equal or exceed base audit fees plus fees for audit-related services. In 2014 and 2015, all services performed by Ernst & Young LLP were preapproved.

☑ **THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THIS PROPOSAL.**

► REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements, for establishing and maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Committee is comprised solely of independent directors as defined by Nasdaq listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The members of the Audit Committee, together with appointment dates and meeting attendance, is set forth below:

Members	Committee member since	Attendance at full meetings during 2015
Donald J. Shepard, Chairman	December 2007	9/9
Donna M. Alvarado	August 2006	8/9
Steven T. Halverson	August 2006	9/9
David M. Moffett	May 2015	5/6*
J. Steven Whisler	May 2011	8/9

*   Mr. Moffett joined the Board in May 2015.

The meetings of the Committee are designed to facilitate and encourage communication among the Committee, the Company, the Company's internal audit function and the Company's independent auditor. The Committee discussed with the Company's internal auditors and independent auditor the overall scope and plans for their respective audits. The Committee meets with the internal auditors and the independent auditor, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls over financial reporting and the overall quality of the Company's financial reporting.

Each year, the Committee evaluates the qualifications, performance and independence of the Company's independent auditor, and determines whether to re-engage the current independent auditor. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the auditors, the auditor's capabilities, technical expertise and knowledge of the Company's operations and industry. Based on this evaluation, the Committee has retained Ernst & Young LLP ("EY") as the Company's independent auditor for 2016. Although the Committee has the sole authority to appoint the independent auditors, the Committee will continue to recommend that the Board ask shareholders to ratify the appointment of the independent auditors at the Annual Meeting.

EY, the Company's independent registered public accounting firm for 2015, is responsible for expressing an opinion that: (i) the Company's consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States; and (ii) the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2015.

In this context, the Audit Committee has:

(i)   reviewed and discussed with management, the audited financial statements for the year ended December 25, 2015;

(ii)   discussed with EY, the matters required to be discussed by Auditing Standard No. 16, "Communications with Audit Committee," as adopted by the Public Company Accounting Oversight Board (the "PCAOB");

(iii)   received the written disclosures and the letter from EY as required by applicable requirements of the PCAOB regarding communications about Audit Committee independence, and discussed EY's independence with them; and

(iv)   reviewed and discussed with management and EY, the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and EY's audit of the Company's internal control over financial reporting.

Based on its review and on the discussions described above, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 2015.

Members of the Audit Committee

Donald J. Shepard, Chairman
Donna M. Alvarado
Steven T. Halverson
David M. Moffett
J. Steven Whisler

Jacksonville, Florida

February 9, 2016

► COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes and analyzes the principles of the Company's executive compensation programs, how those principles are applied and how the Company's compensation programs are designed to drive performance. This CD&A focuses on the compensation of the Named Executive Officers ("NEOs") as set forth below.

Name	Title
Michael J. Ward	Chairman of the Board and Chief Executive Officer
Clarence W. Gooden	President
Frank A. Lonegro	Executive Vice President and Chief Financial Officer ("CFO")
Fredrik J. Eliasson	Executive Vice President and Chief Sales and Marketing Officer
Cynthia M. Sanborn	Executive Vice President and Chief Operating Officer ("COO")
Ellen M. Fitzsimmons	Executive Vice President, General Counsel and Corporate Secretary
Oscar Munoz	Former President and Chief Operating Officer ("COO")

Effective September 8, 2015, Mr. Munoz resigned as the President and Chief Operating Officer of the Company to become President and Chief Executive Officer of United Continental Holdings, Inc. Mr. Munoz also resigned from the CSX Board of Directors on September 8, 2015. On the same day, the Company announced additional management changes. Clarence W. Gooden was appointed President of the Company with Fredrik J. Eliasson succeeding him as Executive Vice President and Chief Sales and Marketing Officer. Mr. Eliasson had previously served as the Company's Executive Vice President and Chief Financial Officer since 2012. Ms. Sanborn was appointed Executive Vice President and Chief Operating Officer of CSX Transportation, Inc. Since February 2015, Ms. Sanborn had served as the Company's Executive Vice President – Operations and prior to that as the Vice President and Chief

Transportation Officer since 2009. Both Mr. Eliasson and Ms. Sanborn report to Mr. Gooden. Additionally, the Company appointed Frank A. Lonegro as Executive Vice President and Chief Financial Officer. Mr. Lonegro had previously served in a variety of executive capacities in operations, finance and technology since 2007.

Pursuant to SEC rules, the Company is required to report Mr. Munoz as an NEO since his total compensation earned for the portion of the year in which he was employed by the Company would have resulted in his inclusion as one of the three most highly compensated officers other than the CEO and CFO. Additionally, since Messrs. Eliasson and Lonegro served as CFO at different times in 2015, they are both required to be included in the CD&A.

Executive Overview

2015 Business Highlights

In 2015, the Company experienced continued declines in coal volumes driven primarily by low natural gas prices with domestic and export coal volumes declining 11% and 19%, respectively. Additionally, freight volume declined overall as global economic markets responded to continued strength in the U.S. dollar and slowing growth in China. Despite these challenges, the Company was able to deliver solid financial results, including its first full-year sub-70 operating ratio. Below are notable business highlights for 2015.

- Operating income and operating ratio of $3.584 billion and 69.7%, respectively

- Earnings per share of $2.00, up 4% from 2014

- Quarterly cash dividend increase of nearly 13% to $0.18 per share

- Repurchase of approximately 26 million shares of CSX common stock

CSX remains committed to delivering value to shareholders through a balanced approach to deploying cash that includes investments in the business, dividend growth and share repurchases. In 2015, CSX returned approximately $1.5 billion to its shareholders in the form of dividends and share repurchases. In 2015, the Company also invested $2.5 billion to further enhance safety, service, capacity and flexibility of its transportation network.

Aligning Compensation Program with Leading Governance Practices

The Compensation Committee of the Board (for purposes of the CD&A, the "Committee") establishes compensation programs that incorporate leading governance principles. Highlighted below are certain executive compensation practices designed to drive performance and foster strong corporate governance.

CSX Compensation Practices Include:	CSX Compensation Practices Do NOT Include / Allow:
✔ High percentage of executive compensation that is performance-based	✘ Dividends or dividend equivalents on unvested performance shares
✔ Performance measures that are highly correlated to shareholder value creation	✘ Excise tax gross ups
✔ Engagement of an independent compensation consultant	✘ Repricing of underwater options
✔ Significant share ownership requirements for officers and directors	✘ Recycling of shares withheld for taxes
✔ Change of control agreements requiring a double-trigger (*i.e.,* change of control plus termination) for severance	✘ Hedging of CSX securities by officers or directors
✔ Clawbacks in short- and long-term incentive plans	✘ Pledging of CSX securities by officers or directors
✔ Inclusion of multiple financial measures in long-term incentive program	

Aligning Executive Compensation with Company Performance

The Committee's performance-based compensation philosophy is designed to attract, retain and motivate executives to deliver superior performance results. The Committee structures the Company's executive compensation program to reward short- and long-term performance that creates value for shareholders. The compensation program is designed to provide an appropriate allocation between fixed and variable compensation while mitigating unnecessary or inappropriate risk. Each NEO's total compensation is heavily weighted towards performance-based awards with long-term incentive compensation comprising the majority of the target compensation.

Long-Term Incentive Compensation. From 2006 to 2012, the Company used Operating Ratio as the sole performance measure for the long-term incentive plan ("LTIP"). For the 2013-2015 LTIP cycle, a second performance measure, Return on Assets ("ROA"), was added to supplement Operating Ratio and

further drive performance and value creation. This additional financial measure was designed to improve customer service and profitability through better asset utilization. The 2013-2015, 2014-2016 and 2015-2017 LTIP cycles use Operating Ratio and ROA on an equally weighted basis to measure the Company's performance. Both Operating Ratio and ROA have demonstrated a high correlation to shareholder value over time. For the 2013-2015 cycle, CSX achieved a cumulative Operating Ratio of 70.8% and average ROA of 7.86%, which resulted in a payout of 64% of target.

Short-Term Incentive Compensation. The Company utilizes Operating Income as the financial performance measure to determine annual incentive compensation. The annual incentive compensation program also incorporates various strategic measures. Based on 2015 adjusted Operating Income of $3.631 billion, which excludes $47 million of non-recurring expenses pursuant to the terms of the program, and the Company's performance against strategic goals, the short-term incentive payout for 2015 was 60% of target.

CEO's Total Compensation in 2015. *The Summary Compensation Table* contains elements of compensation that were earned for the year, such as base salary and annual incentive compensation, as well as target long-term incentive compensation for the 2015-2017 cycle. It does not reflect the CEO's actual or "realized" pay ("Realized Pay") for the most recently completed fiscal year. The CEO's Realized Pay could be worth more or less than what is shown in the *Summary Compensation Table* depending on the Company's overall financial performance, the CEO's individual performance and share price.

For 2014 and 2015, the primary difference between the CEO's Realized Pay and compensation as reflected in the *Summary Compensation Table* for each year is the amount of the LTIP payout. In 2014, LTIP participants did not receive a payout, and for 2015, the payout was 64% of target for all participants. In both 2014 and 2015, the *Summary Compensation Table* includes the fair market value of the target LTIP grants made each year, which may or may not pay out, depending on Company performance. The chart below shows the CEO's Realized Pay for fiscal years 2014 and 2015.



CEO REALIZED PAY 2014 v. 2015

$ in millions

Realized Pay for 2015 includes the following:

- base salary of $1.2 million paid during 2015;

- restricted stock units ("RSUs") that vested during 2015 in the amount of $2,485,690 (based on the Company's stock price on the vesting date);

- performance units awarded pursuant to the 2013-2015 LTIP in the amount of $3,206,487 (based on the Company's stock price on the vesting date); and

- annual bonus of $864,000 earned for 2015.

The CEO's Realized Pay for 2015 was $7.76 million compared to $4.70 million in 2014. In 2014, there was no payout on the performance unit component of the CEO's long-term incentive opportunity.

Executive Compensation Practices

What is CSX's executive compensation philosophy?

The Committee believes that a strong, dedicated and engaged executive leadership team is essential to driving performance and delivering shareholder value. Accordingly, the Committee has designed the executive compensation program to motivate and reward the executive leadership team and align their compensation with the short- and long-term performance of the Company. In designing the Company's compensation program, the Committee considers shareholder input through the annual say-on-pay vote, and believes that the positive 2015 vote (95.7% of votes cast voted for our say-on-pay proposal) validates the Company's compensation philosophy.

The compensation program at CSX is premised on the following two key principles:

- balanced, performance-based compensation is essential to enhancing shareholder value; and

- the total executive compensation opportunity, including benefits, should be competitive with reasonable market practices.

These key principles help ensure that the Company's executives are properly compensated and focused on specific performance factors that measure progress against the Company's strategic business goals.

What are the specific objectives of the Company's executive compensation program?

The executive compensation program is structured to achieve the following objectives:

- **Attract and retain high-performing talent.** Utilize competitive compensation and benefits programs to attract and retain talented, motivated, high-performing executives with specific skill sets and relevant experience.

- **Drive business and financial performance.** Inspire leaders to achieve or exceed annual business goals.

- **Focus on long-term success.** Mitigate risk and hold leaders accountable for long-term results that provide strong returns for shareholders over time.

- **Align ownership interests with shareholders.** Require that a significant portion of overall compensation be performance-based equity to align the long-term interests of executives with those of CSX's shareholders.

What is the role of the Compensation Committee?

The Committee oversees the development and approval of the Company's compensation philosophy, strategy and design. The Committee strives to incent and reward performance through compensation plans that appropriately balance risks and incentives while taking into account independent data and changing market practices. In assessing performance of the NEOs in connection with incentive compensation payouts, the Committee conducts a detailed review of strategic goals that consider enterprise-wide risk assessments.

In establishing individual executive compensation opportunities and awarding actual payouts, the Committee considers analyses and recommendations from its independent compensation consultant, comparative job responsibilities, competitive practices and the CEO's recommendations (for senior executives other than himself). In determining opportunities and payouts, the Committee does not rely solely on guidelines, formulas or short-term changes in business performance. Key factors affecting the Committee's determinations include:

- the nature, scope and level of the executive's responsibilities internally relative to other executives, and externally based on market comparisons;

- performance compared to the specific goals and objectives determined for CSX and for the individual executive at the beginning of the year;

- the executive's contribution to CSX's financial results;

- the executive's contribution to CSX's safety performance;

- the executive's effectiveness in leading CSX's initiatives to improve customer service, productivity, and employee development and engagement; and

- the executive's contribution to CSX's corporate responsibility efforts, including the executive's success in creating a culture of unyielding integrity and compliance with applicable laws and CSX's ethics policies.

What is the role of the independent compensation consultant?

Pursuant to its charter, the Committee has sole authority to select, retain and terminate any consultant used to assist the Committee in fulfilling its duties, including the authority to approve or ratify payments and other retention terms to any consultant.

The Committee has retained an independent compensation consultant, Meridian Compensation Partners, LLC (the "Consultant"), to provide objective analyses and to assist in the development and evaluation of the Company's compensation programs. The Consultant reports directly to the Chairperson of the Committee and performs no other work for the Company. The Consultant generally attends all meetings where the Committee evaluates the overall effectiveness of the executive compensation programs or where the Committee analyzes or approves executive compensation. The Consultant is paid on an hourly fee basis, with such hourly rates approved by the Committee annually.

The Committee reviews the performance and independence of the Consultant on an annual basis, at which time they make a determination as to the renewal of the Consultant's annual engagement. Each year, the Committee considers all appropriate information relating to the independence of the Consultant and its professionals involved in the work performed for, and advice provided to, the Committee. In 2015, the Committee determined that: (i) the relationships and work of the Consultant and its professionals did not present any conflict of interest; and (ii) the Consultant and its professionals are independent for the purpose of providing advice to the Committee with respect to matters relating to the compensation of the executives and directors of the Company.

In 2015, the Consultant's duties and responsibilities included:

- assisting in the development of a peer group of companies for comparison purposes;
- analyzing competitive practices, financial information, stock price and other performance data;
- assessing compensation plan design in the context of the Company's strategic business needs and shareholder impact;
- reviewing performance targets for the Company's short-term and long-term incentive plans;
- providing regular updates to the Committee with respect to current trends and developments in legislative and regulatory activity, compensation program design and governance;
- consulting with the Committee Chair to plan and prioritize Committee agenda items; and
- providing the Committee with an independence letter each year in a form approved by the Committee Chair.

The performance of the Consultant's duties in 2015 required an understanding of relevant Company practices, critical business issues, human resource considerations, strategic initiatives, financial plans and actual results, performance drivers and cultural factors.

What is the role of the CEO in compensation decisions?

Mr. Ward reviews compensation benchmark data for members of his senior executive team, which includes: President, Executive Vice President and CFO; Executive Vice President and COO; Executive Vice President and Chief Sales and Marketing Officer; Executive Vice President, General Counsel and Corporate Secretary; and Executive Vice President and Chief Administrative Officer (together with Mr. Ward, the "Executive Team"). Using this data, he considers information on executive performance and scope of responsibility and makes individual compensation recommendations to the Committee for each Executive Team member. These recommendations include: (i) possible salary adjustments, which are generally considered every other year; (ii) adjustments to the annual incentive compensation payout for Executive Team members based on individual performance during the previous year; and (iii) annual and long-term incentive awards.

Mr. Ward also provides input on targets for performance-based compensation plans but does not participate in the formal determination of such targets. He does not make recommendations with respect to his own compensation, nor is he present when the Committee discusses his individual compensation.

What is the Company's process for evaluating risk in connection with its compensation programs?

The Committee believes appropriately structured compensation plans should take into consideration enterprise risks and discourage behavior that leads to inappropriate increases in the Company's overall risk profile. Accordingly, management, the Committee and the Consultant routinely review the Company's enterprise risks and compensation plan design to consider whether the plans motivate the appropriate levels of risk and mitigate unnecessary or excessive risk-taking.

On an annual basis, management prepares a risk assessment that focuses primarily on the structure, key features and risk mitigating factors included in the Company's cash and stock incentive compensation programs. This risk assessment: (i) describes the process for establishing the Company's compensation programs; (ii) reviews the risks and mitigating factors present in the Company's compensation plans; (iii) analyzes the relationship between the compensation programs and the Company's enterprise risks identified through the Company's business risk mitigation process; and (iv) when appropriate, provides recommendations for potential enhancements to further mitigate compensation risks.

The risk assessment helps the Committee evaluate: (i) the nature of the risks inherent in the Company's compensation programs; and (ii) whether the Company has designed and implemented appropriate risk management processes that foster a culture of risk-awareness.

How does the executive compensation program mitigate excessive risk taking?

The Committee believes the following elements of the Company's executive compensation program serve to mitigate risk:

- executive compensation appropriately balances between (i) fixed and variable compensation, and (ii) short- and long-term compensation;

- significant weighting towards long-term incentive compensation discourages short-term risk taking;

- rolling multi-year performance periods for the long-term incentive compensation program discourages short-term risk-taking;

- performance measures for short- and long-term incentive awards apply to all eligible executives and employees alike, regardless of business unit;

- performance measures for short- and long-term incentive awards align with the Company's strategic operating plan and focus on Operating Income, Operating Ratio, ROA, safety, customer service, operating efficiency and other strategic goals;

- short- and long-term incentive compensation clawback provisions require repayment of awards in certain circumstances;

- financial performance measures have a high correlation to long-term shareholder value creation;

- the use of multiple financial performance measures in the long-term incentive plan that are calculated on an average and cumulative basis provides a balanced approach associated with reduced risk;

- short- and long-term incentive awards include maximum payout caps;

- the Committee may apply downward discretion to reduce incentive compensation payouts for Executive Team members;

- strict internal controls over the measurement and calculation of performance measures protect against manipulation by employees; and

- minimum three-year vesting periods and share ownership guidelines reinforce alignment of executive and shareholder interests.

The Company's executive compensation program is designed to reward consistent performance by heavily weighting the NEO's compensation to long-term incentives that reward sustainable financial and operating performance. Moreover, the Committee believes that the Company's approach to goal setting, establishment of targets with payouts at differing levels of performance and evaluation of performance results serve to mitigate excessive risk-taking that could negatively impact shareholder value or reward poor judgment or execution by executives.

How does CSX benchmark its competitive pay practices?

The Committee regularly evaluates competitive compensation data including information from peer railroad companies and general industry companies. Data sources include third-party surveys of general U.S. companies and proxy disclosures of other major U.S. railroads.

The Company benchmarks targeted and actual payout data for the NEOs, including base salary and short- and long-term incentives with that of similar positions at peer railroads and general industry companies. For purposes of reviewing targeted compensation amounts for the NEOs, the Committee reviews market data at the 25th, 50th and 75th percentiles of comparator group compensation. When making compensation decisions, the Committee considers this market data, the scope of the individual's responsibilities and performance, as well as other factors previously discussed in this CD&A.

For 2015, the Company used a customized comparison group comprised of 15 primarily U.S.-based companies (the "Comparator Group") to help determine compensation levels and mix. The Committee annually assesses and approves the Comparator Group to ensure that it reflects market characteristics comparable to those of the Company, including revenue, assets, net income, market capitalization, number of employees, industry type and business complexity. The Company believes the use of the Comparator Group over the larger general industry group allows for a more refined analysis of various compensation components. For 2015, the Comparator Group was comprised of the following companies:

CSX Peer Group	Revenue[1] (in millions)	CSX Peer Group	Market Capitalization[2] (in millions)
Raytheon Company	$ 23,247	Union Pacific Railroad Co.	$ 66,792
Union Pacific Railroad Co.	$ 21,813	Danaher Corporation	$ 63,649
Danaher Corporation	$ 20,563	Canadian National Railway Co.	$ 61,522
Cummins Distribution	$ 19,130	Dominion Resources Inc.	$ 40,268
PPG Industries, Inc.	$ 15,369	Raytheon Company	$ 37,496
Textron Inc.	$ 13,423	Illinois Tool Works Inc.	$ 33,688
Illinois Tool Works Inc.	$ 13,405	Air Products & Chemicals Inc.	$ 28,037
Ingersoll-Rand plc	$ 13,301	PPG Industries, Inc.	$ 26,609
Waste Management, Inc.	$ 12,961	**CSX Corporation**	**$25,300**
Canadian National Railway Co.	$ 12,611	Norfolk Southern Corporation	$ 25,256
CSX Corporation	**$11,811**	Waste Management, Inc.	$ 23,829
Dominion Resources Inc.	$ 11,683	Canadian Pacific Railway Ltd.	$ 19,629
Norfolk Southern Corporation	$ 10,511	Cummins Distribution	$ 15,632
Air Products & Chemicals Inc.	$ 9,895	Ingersoll-Rand plc	$ 14,433
Dover Corporation	$ 6,956	Textron Inc.	$ 11,497
Canadian Pacific Railway Ltd.	$ 4,850	Dover Corporation	$ 9,501
75th Percentile	**$ 11,097**	**75th Percentile**	**$ 17,631**
Median	**$ 13,301**	**Median**	**$ 26,609**
25th Percentile	**$ 17,250**	**25th Percentile**	**$ 38,882**

(1)   Revenue as of fiscal year-end 2015.

(2)   Market Cap as of December 31, 2015.

What are the elements of the Company's executive compensation program?

The various components of the Company's compensation program include base salary and short- and long-term incentive compensation ("Total Direct Compensation"). The Company also provides retirement and other employee benefits, nonqualified deferred compensation plans and limited perquisites ("Indirect Compensation").

The Committee makes its decisions concerning the specific compensation elements and total compensation paid or awarded to the Company's NEOs within the framework described below and after consultation with the Consultant. The objective is to provide total pay opportunities that are competitive with those provided by peer companies in the railroad industry and general industry, with actual payment dependent upon Company and individual performance. The Committee bases its specific decisions and judgments on whether each award or payment provides an appropriate incentive and reward for individual performance that is consistent with the Company's compensation objectives. The Committee also periodically reviews the competitiveness of indirect pay.

Were there any adjustments to NEO compensation in 2015?

Yes. As a result of the management changes that occurred in September, four NEOs received compensation adjustments to recognize new roles and responsibilities. In conjunction with Mr. Gooden's promotion to President, his base salary was increased by 7.6% to $700,000. Additionally, his short-term incentive opportunity was increased from 90% to 100% of base salary and his long-term incentive compensation was increased to $2.5 million beginning in 2016. Mr. Eliasson's base salary was increased by 9% to $600,000 to recognize his new role as Executive Vice President and Chief Sales and Marketing Officer. His short- and long-term incentive opportunity levels did not change. Mr. Lonegro's compensation was also increased as a result of his promotion to Executive Vice President and Chief Financial Officer. He received a base salary increase to $500,000, an increase in his short-term incentive opportunity level to 90% of base salary and an increase in his target long-term incentive opportunity to $1.5 million.

As a result of her promotion to Executive Vice President – Operations in February, Ms. Sanborn received an increase in her base salary to $500,000, an increase in her short-term incentive opportunity level to 90% of base salary and an increase to her target long-term incentive opportunity to $1.5 million. In connection with her subsequent promotion to Executive Vice President and Chief Operating Officer in September, Ms. Sanborn's base salary was increased by 10% to $550,000. She will be eligible to receive long-term equity incentive awards with a targeted value of $2.0 million beginning in 2016.

The increased base salaries and short-term incentive opportunities described above were pro-rated based on the amount of time they held each position. With respect to the 2013-2015 and 2014-2016 long-term incentive plan cycles, Messrs. Gooden and Lonegro and Ms. Sanborn were eligible to receive a pro-rated number of performance units in accordance with the Plans.

What is the target compensation mix for the CEO and other NEOs?

The Company's compensation philosophy requires that a substantial portion of total compensation should be at-risk and consist of performance-based incentives that link to CSX's financial and strategic results. In addition, the Committee strives to strike an appropriate balance between short- and long-term compensation. The mix between fixed and variable (performance-based) compensation and short- and long-term compensation is designed to align the NEOs' financial incentives with shareholder interests. In 2015, approximately 70% of the CEO's targeted Total Direct Compensation and an average of 64% of the other NEOs' targeted Total Direct Compensation was at-risk. The at-risk component of executive compensation means that if the Company did not meet or exceed the pre-established threshold financial performance levels, the executive would not receive a payout under the applicable short- or long-term incentive plan.

The chart below illustrates the amount of target Total Direct Compensation, including compensation that is at-risk, for the CEO and the other NEOs. Actual percentages of Realized Pay may vary in a given year depending on the payouts under the incentive compensation programs.



2015 CEO TARGET COMPENSATION MIX

2015 NEO TARGET COMPENSATION MIX (EXCLUDING CEO)

■ Salary ■ RSUs ■ Short-term Incentives ■ LTIP

Base Salary

How is base salary determined?

The Committee determines a salary for each NEO based on its assessment of the individual's experience, responsibilities, performance and contribution to CSX. For purposes of recruiting and retention, base salaries are determined following a review of salary data for similar positions within the Comparator Group.

Base salary may represent a larger or smaller percentage of Total Direct Compensation if actual performance under the incentive plans discussed below exceeds or falls short of performance targets.

Short-Term Incentive Compensation

How is short-term incentive compensation determined?

Short-term incentive compensation is designed to reward executives and other members of management for improving performance within a 12-month period. The Senior Executive Incentive Plan ("SEIP") is the Company's vehicle for providing annual incentive opportunities for the NEOs covered under Section 162(m). The Company's objective is for payments made pursuant to the SEIP to be covered under Section 162(m) of the Internal Revenue Code ("Code"), although there can be no assurance that such payments will be deductible under Section 162(m) of the Code. Under this shareholder-approved plan, the maximum amount payable is equal to the lesser of: (i) 0.3% of operating income for the CEO and 0.2% of operating income for each other NEO covered under Section 162(m); or (ii) $3 million. The Committee may adjust this amount downward in its sole discretion.

In 2015, the Committee exercised its downward discretion with respect to the NEOs covered under Section 162(m) by utilizing the same methodology and performance achievement used under the Company's Management Incentive Compensation Plan ("MICP"). The MICP is the Company's annual incentive plan for eligible employees other than the NEOs covered under Section 162(m). The MICP is 100% performance-based and requires attainment of both financial and strategic objectives. No payout is made under the MICP unless a pre-set Operating Income level is achieved, regardless of achievement of strategic goals. Applying the methodology utilized under the MICP, each NEO has an incentive opportunity expressed as a percent of base salary earned during the year ("Target Incentive Opportunity"). In 2015, the Target Incentive Opportunity levels

for the NEOs that were promoted were adjusted as follows: Ms. Sanborn's target incentive opportunity increased from 80% to 90%, Mr. Gooden's incentive opportunity increased from 90% to 100% and Mr. Lonegro's incentive opportunity increased from 70% to 90%. The payouts were prorated to reflect the number of months at each salary and Target Incentive Opportunity level. The incentive opportunity levels for Messrs. Ward and Eliasson and Ms. Fitzsimmons remained unchanged at 120%, 90% and 80%, respectively. The actual payout is adjusted to reflect Company and individual performance.

The Committee reviews the Company's performance against the preapproved performance goals for the year. The performance goals are divided between: (i) the financial measurement—Operating Income—which is based upon the Company's business plan and can result in a payment between 0% and 120% of the NEO's Target Incentive Opportunity; and (ii) the strategic measurements that can result in a payment between 0% and 40% of the NEO's Target Incentive Opportunity. Therefore, the actual payout can range between 0% and 160% of the NEO's Target Incentive Opportunity.

The MICP Operating Income target for 2015 was set at $3.85 billion based on the Company's business plan. Achievement of this Operating Income target would have produced a payout of 60% under the financial component. Depending on the level of achievement on the strategic component, which has a maximum payout of 40%, the total payout at the target performance range could have ranged from 60% to 100% of the Target Incentive Opportunity.

2015 MICP Achievement (Payout) Percentages Operating Income	Financial Component	Strategic Component	Total Payout Range
Threshold - $3.55B	10%	0 - 40%	10 - 50%
Target - 2015 Business Plan - $3.85B	60%	0 - 40%	60 - 100%
Maximum - $4.0B	120%	0 - 40%	120 - 160%

The 2015 MICP included strategic goals in the following categories: (i) safety; (ii) service excellence; (iii) profitable growth; (iv) resource utilization; (v) risk management; and (vi) value pricing. These categories were selected to ensure that senior executives balance financial goals with key operating and

business initiatives that impact employees, customers, communities and shareholders. There is no formal or informal weighting assigned to the individual goals or categories, and the Committee considers strategic results based on a subjective evaluation.

2015 MICP Strategic Performance Goals

Safety			Status
Maintain FRA Personal Injury Frequency Index			Achieved
Reduce FRA Train Accident Frequency Index			Partially Achieved
Reduce severe injuries as measured by Life Changing Index (LCI)			Not Achieved
Advance Service Excellence	**2015 Goal**	**2015 Actual**	**Status**
Improve Customer Satisfaction Score	7.6 Goal	7.3 Actual	Partially Achieved
Reliability			
Core Intermodal Availability	74-79% Goal	74% Actual	Achieved
Committed Time of Arrival (CTA) – Merchandise	61-65% Goal	58% Actual	Partially Achieved
Service Rail Car Availability – Auto	69-74% Goal	71% Actual	Achieved
Local Service Measurement (LSM) Carload	94% Goal	93% Actual	Partially Achieved
Drive Profitable Growth	**2015 Goal**	**2015 Actual**	**Status**
Intermodal volume growth	2.8M Loads Goal	2.8M Loads Actual	Achieved
Achieve Intermodal "Same Store Sales" price	Confidential		Achieved
Increase shipments of energy-related products	230,000 Loads Goal	202,900 Loads Actual	Not Achieved

Improve Resource Utilization & Engagement	Results		Status
Achieve 10% reduction in management headcount in G&A and Operations support functions through streamlining work and restructuring organization. Minimize disruption and impact on employee engagement through thoughtful implementation of retirement incentive and planned headcount reductions.	A 10% reduction in G&A and operations support headcount and costs was realized through the elimination of 294 positions resulting in total annual savings of $72M, ($57M from G&A and $15M from Operations support functions). The Company was able to minimize the impact of the headcount reductions through the implementation of a voluntary separation incentive program.		Achieved

Improve Resource Utilization	2015 Goal	2015 Actual	Status
Operations net productivity	$150M Goal	$90M Actual	Not Achieved
Terminal productivity	$21M Goal	$9M Actual	Not Achieved

Continue Value Pricing	2015 Goal	Status
Achieve "Same Store Sales" price above rail inflation	Confidential	Achieved

Risk Management	Results		Status
Advance Railroad Industry Advance regulatory and legislative policies that encourage competitiveness and safe operations, protect existing markets and encourage growth, and reinforce public and private investment in rail transportation infrastructure.	Favorable legislation on environmental permitting reform was passed by Congress and signed into law. Economic regulation legislation, passed by Congress and enacted will not harm railroad growth or investment. Rail safety legislation, included in Surface Transportation Reauthorization bill passed by Congress and signed by the President provides for a three to five year extension of PTC. Provisions allowing heavier trucks on federal highways were defeated and not included in the underlying legislation.		Achieved
Positive Train Control ("PTC") Complete Field Qualification Testing (FQT) on first field test territory, and receive Federal Railroad Administration ("FRA") approval to begin PTC Revenue Service Demonstration (RSD) on first field test territory. Complete RSD readiness efforts on 15 total subdivisions, commence PTC RSD operation, and fully equip over 1,000 locomotives. Progress strategy to support deadline extension, industry interoperability and long-term PTC operations, maintenance and value.	FQT completed on the Wilmington and Aberdeen subdivisions. FRA approved RSD request for eight subdivisions. RSD readiness completed on 15 subdivisions. RSD operation has commenced on four subdivisions. Locomotive installations finished slightly lower than planned given emphasis on improved service and recent closure of Erwin and Corbin locomotive facilities. The House and Senate passed a three-year PTC extension with an option for two additional years. President signed bill into law on October 29, 2015. CSX led the extension advocacy efforts and continues to lead industry interoperability efforts.		Achieved

What was the payout under the 2015 MICP?

The Company achieved a 2015 Operating Income of $3.584 billion that, pursuant to the terms of the 2015 MICP, was adjusted to exclude $47 million of non-recurring expenses. This Operating Income performance resulted in a 23% payout for the financial component of the 2015 MICP. Based on performance against the strategic goals, the Committee approved a payout of 37% on the strategic component. Thus, the payout levels for the financial and strategic components, when combined, resulted in a total overall payout of 60% of target incentive opportunities. In accordance with the Company's performance management program, actual MICP award payouts were adjusted upward or downward from the 60% based on individual performance.

What was the 2015 short-term incentive compensation payout for the NEOs?

Similar to how management assesses the performance of all eligible employees, the Committee annually assesses the individual performance of each NEO and determines payout amounts, which are reported in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table*. As in prior years, the payouts for the NEOs were calculated pursuant to the methodology applied to the MICP and, therefore, were substantially less than the maximum available to each individual under the SEIP. Consistent with MICP practices, awards for the NEOs may vary based on individual performance. However, no such adjustments were made for the NEOs for 2015. Accordingly, the Committee approved an annual incentive compensation payout for each of the NEOs at 60% of target. For Mr. Ward, this produced a payout of $864,000, as reflected in the *Summary Compensation Table* along with the amounts for all other NEOs. Mr. Munoz's payout was reduced to zero to reflect the fact that he did not complete the full year.

How does the 2015 payout compare to prior year payouts?

The chart below illustrates the Company's historical Operating Income and the percentage payout under the MICP since 2011.

Year	2011	2012	2013	2014	2015
Operating Income (Target) (amounts in billions)	$3.425	$3.650	$3.300	$3.550	$3,850
Operating Income (Actual)[1] (amounts in billions)	$3.418	$3.457	$3.473	$3.613	$3.584[2]
Overall Payout (as a percentage of target incentive opportunity)	97%	60%	130%	116%	60%

(1) Actual results reflect Operating Income at time of payout approval and do not reflect the revenue-related accounting adjustments disclosed in the Company's Form 10-K for 2013. The adjusted Operating Income for 2011 and 2012, as disclosed in the Company's Form 10-K for 2013, was $3.470 billion and $3.464 billion, respectively. MICP payouts were not impacted by the adjustments.

(2) For 2015, the overall payment was based on 2015 adjusted Operating Income of $3.631 billion, which excludes $47 million of non-recurring expenses pursuant to the terms of the plan.

Has the short-term incentive plan been effective in driving Company performance?

The Committee believes that the short-term incentive opportunities provided to the NEOs help drive the Company's annual performance. From 2011 to 2015, Operating Income improved from $3.418 billion to $3.584 billion despite an approximate $1.4 billion decrease in coal revenue during that time period. This improvement has been driven by initiatives focusing on asset utilization, productivity and yield management. The Committee believes that sustained improvements in Operating Income will continue to play a critical role in the creation of shareholder value.

Long-Term Incentive Compensation

Long-term incentive compensation is intended to incent employee behavior that supports strategic initiatives to drive shareholder value over a multi-year period. This is accomplished by providing incentives based on performance measures that: (i) have had a historically high correlation to shareholder returns; (ii) are within management's direct control; and (iii) encourage long-term commitment and perspective.

Long-term incentives are granted under the shareholder-approved 2010 CSX Stock and Incentive Award Plan (the "Stock Plan"). The Stock Plan allows multiple and varying types of awards and provides flexibility in compensation design. Award types can include restricted stock, RSUs, performance shares, performance units, stock options and stock appreciation rights.

How is the LTIP structured?

New LTIP cycles are approved each year when the Committee grants performance units to participants. These grants are made following annual Board review of the Company's business plan for the applicable upcoming three-year period, upon which the performance targets are set. Each LTIP cycle is designed to emphasize performance while aligning executives' interests with those of shareholders by linking the payout's value to share price. The three-year performance cycles run concurrently, so the Company can have up to three active cycles during a given year. The 2013-2015 cycle closed on December 25, 2015. The 2014-2016, 2015-2017 and the 2016-2018 cycles remain in progress.

Each year, a market competitive long-term incentive grant value (in dollars) is identified for each position level and converted into the appropriate number of performance units based on the average closing value of CSX common stock for the full three-month period prior to the grant. Actual payouts for each LTIP cycle, if any, do not occur until January of the year following the last year in the three-year cycle. These payouts can vary significantly from the target grants in terms of both the number of shares paid out and the market value of CSX common stock at the time of payout. The payout is made in shares with the value of the payout derived by multiplying the number of performance units earned by the share price of CSX common stock at the time of payout. Based on actual performance, as discussed below, the payouts for the NEOs at the end of the performance cycle can range from 0% to 200% of the target grants. The Executive Team's awards can be reduced by as much as 30% based upon the Committee's assessment of total shareholder return relative to three different indices during the cycle. Dividend equivalents are not paid on performance units for the outstanding LTIP cycles.

Performance units are subject to forfeiture if employment terminates before the end of the performance cycle for any reason other than death, disability or retirement. If employment terminates due to death, disability or retirement, participants receive a pro-rata portion of the award based on the number of months completed in the LTIP cycle.

What were the performance measures for the 2013-2015 LTIP cycle?

Operating Ratio and ROA served as the performance measures for the 2013-2015 LTIP cycle. The Committee chose Operating Ratio due to its historically high correlation to Company stock price, alignment with shareholder value and the ability of employees to understand the impact of their actions in relation to Company performance. It also motivates employees to support service improvements. The Committee chose ROA because it serves as an indicator of how efficiently Company assets are being utilized.

Operating Ratio is defined as operating expense divided by operating revenue adjusted by excluding non-recurring items that are disclosed in the Company's financial statements. ROA is calculated using tax-adjusted operating income, excluding non-recurring items as disclosed in the Company's financial statements, divided by net property. The tax-adjusted operating income uses a flat 38% tax rate to eliminate volatility of one-time tax issues. Net property is calculated by subtracting accumulated depreciation from gross property. Operating Ratio and ROA each comprised 50% of the total payout opportunity for participants, and each was measured independently of the other.

Operating Ratio =	$\dfrac{\text{Operating Expenses}}{\text{Operating Revenues}}$	50%
Return on Assets (ROA) =	$\dfrac{\text{Tax-Adjusted Operating Income}}{\text{Net Property}}$	50%

The threshold, target and maximum payouts for each measure are 10%, 50% and 100%, respectively, generating a target payout of 100% and a maximum possible payout of 200% for the 2013-2015 LTIP cycle. While plans prior to 2013 measured Operating Ratio in the final year of the LTIP cycle, the 2013-2015 LTIP cycle measured cumulative Operating Ratio and average ROA over an 11-quarter period from April 2013 to December 2015. The first quarter of 2013 was not included in the performance period due to timing of approval of the LTIP cycle.

In addition to Operating Ratio and ROA, the Committee maintains downward discretion on the payouts for Executive Team members based on relative total shareholder return ("Relative TSR"). If CSX's 2013-2015 Relative TSR is in the bottom quartile of any of the comparison groups for the 11-quarter period, the Committee may exercise up to 30% downward discretion on the payout to Executive Team members. The Committee evaluated Relative TSR performance against the S&P 500, S&P 500 Transportation Industry and peer railroads, and the Company's Relative TSR was not in the bottom quartile of any of the comparison groups for the cycle. Accordingly, no downward discretion was applied.

What were the financial goals for the 2013-2015 LTIP cycle?

The LTIP targets for the 2013-2015 LTIP cycle were set to provide incentives to continue growing shareholder value. Under the 2013-2015 LTIP cycle: (i) a cumulative Operating Ratio of 72.6% was needed to achieve a threshold payout; (ii) a cumulative Operating Ratio of 71.1% was needed to achieve a target payout; and (iii) a cumulative Operating Ratio of 69.6% was needed to achieve a maximum payout. These performance levels were subject to adjustment based on the price per gallon of highway diesel fuel, as discussed below. For ROA, the threshold, target and maximum payout goals were set at 7.69%, 8.25% and 8.78%, respectively.

How are the performance levels adjusted for the price of fuel?

At the time of adoption of the 2013-2015 LTIP cycle, a provision was made for the adjustment of the Operating Ratio performance goals by a pre-determined amount if the cost of highway diesel fuel was outside the range of $3.67 - $4.17 per gallon. This adjustment is included in the plan design for each LTIP cycle due to the significant impact volatile fuel prices have on expenses and Operating Ratio. Based on the price per gallon of highway diesel fuel during the 2013-2015 cycle, the adjusted threshold, target and maximum payout targets were 72.0%, 70.5% and 69.0%, respectively.

What was the actual payout for the 2013-2015 LTIP cycle?

Based on the cumulative Operating Ratio of 70.8% and an average ROA of 7.86% for the cycle, the payout for the 2013-2015 LTIP cycle was 64%.

What types of long-term incentive compensation were granted to the NEOs in 2015?

In 2015, the Company continued to provide long-term incentives in the form of both performance units and RSUs in order to provide a stable and balanced long-term incentive portfolio and maintain a strong link to shareholder value. This was achieved by determining a market competitive long-term incentive grant value and allocating 75% of such value to performance units and 25% to time-based RSUs. This approach partially offsets market volatility and other external factors by sustaining a level of value while simultaneously preserving an incentive to meet performance goals.

Performance units are granted at the beginning of the period known as the performance cycle in accordance with the Company's LTIP. Awards are paid in the form of CSX common stock at the end of the period based on attainment of pre-established performance goals.

RSUs represent a promise to issue shares of common stock if a participant remains employed by the Company for a defined period of time referred to as the restriction period. RSUs granted in 2015 vest three years after the date of grant. Participants receive cash dividend equivalents on the unvested shares during the restriction period. Unlike performance units, RSUs are not subject to any performance requirements. RSUs are subject to forfeiture if employment terminates before the end of the restriction period for any reason other than death, disability or retirement. If employment terminates due to death or disability, the award fully vests and the shares are distributed to the participant or the participant's estate. Upon retirement, the participant receives a pro-rata award based on the number of months completed in the restriction period.

In determining the number of units to be granted under each long-term incentive vehicle, the target award value is divided by the average of CSX's stock price during the three full months prior to the grant date is used, rather than the stock price on the date of grant. Using the three-month average reduces the impact of daily fluctuations in stock price.

How many performance units and RSUs were granted to the NEOs in 2015?

After establishing the market-competitive, annual long-term incentive award value (in dollars) for each NEO, the dollar value was then converted into a number of performance units and RSUs based on the average closing price of CSX stock for November 2014, December 2014 and January 2015, which was $35.61.

The table below indicates the number of performance units granted under the 2013-2015 LTIP cycle and the number of RSUs granted to each NEO on February 11, 2015.

NEO	2015 Long-Term Incentive Value	2015-2017 Performance Units (75% of Value)	2015 RSUs (25% of Value)	Total Performance Units and RSUs
Michael J. Ward	$7,000,000	147,430	49,143	196,573
Clarence W. Gooden	$2,000,000	42,123	14,041	56,164
Frank A. Lonegro[1]	$ 200,000	4,212	1,404	5,616
Fredrik J. Eliasson	$2,000,000	42,123	14,041	56,164
Cynthia M. Sanborn	$1,500,000	31,592	10,531	42,123
Ellen M. Fitzsimmons	$1,500,000	31,592	10,531	42,123
Oscar Munoz	$4,000,000	84,246	28,082	112,328

(1)   Mr. Lonegro's long-term incentives were granted prior to his promotion to Executive Vice President and Chief Financial Officer.

Does the Company have non-compete agreements and clawback provisions?

Yes. The Company utilizes non-compete agreements and clawback provisions in connection with its compensation plans.

Non-Compete Agreements:

Vice Presidents and above ("Senior Management") are required to enter into formal non-compete agreements with the Company as a condition for participation in each LTIP cycle. The non-compete agreements preclude an employee from working for a competitor. The non-compete conditions extend for a period of 18 months following separation from employment.

Clawbacks:

Short-term Incentive Plan. The short-term incentive plan contains provisions requiring NEOs to repay to the Company portions of any payment received if: (i) within the two-year period following the receipt of the payment, the Company is required to restate its financial statements due to accounting irregularities; and (ii) the payment amount received exceeded the otherwise proper payment based on the restated financials.

Long-term Incentive Plan. Each LTIP contains provisions for Senior Management that require the repayment to the Company of portions of any award received if, within the two-year period following the receipt of the award, the employee violates certain conditions, including: (i) separation from the Company and working for a competitor in a similar capacity as the participant has functioned during the past five years at the Company; or (ii) engaging in conduct that puts the Company at a competitive disadvantage. In the event the Company is required to restate its financial statements due to accounting irregularities, the clawback also requires that amounts in excess of the otherwise proper award be repaid to the Company.

Benefits

What types of Retirement and Health and Welfare Benefits are provided to the NEOs?

Retirement Compensation:

CSX's retirement programs consist of two components: a defined benefit pension plan and a 401(k) plan. The retirement programs described below are provided to the NEOs under the following plans:

- CSX Pension Plan (the "Pension Plan");
- Special Retirement Plan for CSX Corporation and Affiliated Corporations (the "Special Retirement Plan"); and
- The CSX Corporation 401(k) Plan ("CSXtra Plan").

CSX Pension Plan

The Pension Plan is qualified under the Code and covers CSX's non-union employees. In general, pension benefits accrue in two different ways: (i) for employees hired before January 1, 2003, benefits accrue based on a "final average pay" ("FAP") formula; and (ii) for employees hired on or after January 1, 2003, benefits accrue based on a "cash balance" formula. Further information on the Pension Plan can be found in the discussion following the *Pension Benefits Table*.

CSX Special Retirement Plan

The Special Retirement Plan is a nonqualified plan and primarily provides benefits that are otherwise limited under the Pension Plan due to the qualified plan Code provisions. Further information on the Special Retirement Plan can be found in the discussion following the *Pension Benefits Table*.

CSXtra 401(k) Plan

All CSX non-union employees may contribute to the CSXtra Plan, which is a traditional qualified 401(k) plan. Participants may contribute on a pre-tax basis and receive Company matching contributions. The Company's matching contribution is equal to 100% on the employee's first 1% contribution, and 50% on the employee's additional contributions up to 6% of base salary. Participants may invest contributions in various funds, including the CSX stock fund.

Executive Deferred Compensation Plan:

CSX maintains an elective nonqualified executive deferred compensation plan ("EDCP") for the benefit of its eligible executives and certain other employees. The purpose of the EDCP is to provide executives with the opportunity to:

- defer compensation in excess of qualified plan limits until retirement or another specified date or event; and
- defer compensation to allow them to receive the full Company matching contribution of 3.5% of base salary not otherwise available to them under the 401(k) plan.

The types of compensation eligible for deferral include base salary, short-term (annual) incentive compensation and LTIP awards.

Health and Welfare Benefits:

CSX provides the same health and welfare benefits to the NEOs as those available to eligible management employees. The Company also provides basic life insurance and accidental death and dismemberment ("AD&D") insurance coverage to all management employees, each of which is equal to two times their respective annual salaries. Both life and AD&D benefits were capped at $1,000,000 effective January 1, 2006, but employees who already had coverage in excess of $1,000,000 retained the prior cap of $3,000,000. The Company also provides to the NEOs, on the same basis as other management employees, salary continuance in the event of short-term or long-term disability, travel accident insurance and vacation based on length of service.

CSX sponsors a post-retirement health and welfare plan for management employees hired before January 1, 2003. The Company stopped providing post-retirement health and welfare benefits for management employees, including executive officers, hired on or after January 1, 2003, as a cost-saving measure.

Does the Company provide perquisites to its NEOs?

The perquisites provided to NEOs in 2015 included: (i) financial planning services up to $12,000; (ii) excess liability insurance; and (iii) an annual physical examination. These perquisites were valued at approximately $15,000 for each NEO.

Since Mr. Ward became CEO in 2003, he has been required to travel by Company aircraft at all times for security purposes and to ensure efficient use of his time. In 2015, the aggregate incremental cost to the Company of Mr. Ward's Company-mandated personal aircraft usage was $23,496. The aggregate incremental cost to the Company for personal aircraft usage for each of the other NEOs did not exceed $5,600 in 2015.

Severance and Change-Of-Control Agreements

Is there any special severance plan provided to the NEOs?

With the exceptions discussed in the Post-Termination and Change-of-Control Payments section in the Compensation Tables' narrative below, the Company does not generally provide for any special termination of employment payments or benefits that favor the NEOs in scope, terms or operation. Payments are generally available to all salaried employees whose positions are eliminated, pursuant to the terms of CSX's severance plan, which pays benefits based upon years of service. The benefits range from one month of base pay (if one to three years of service has been attained) to one year of base pay (if at least 34 years of service has been attained).

Does the Company provide Change-of-Control Agreements to its NEOs?

Yes. At the end of 2015, each of the NEOs had a Change-of-Control Agreement that was designed to ensure management objectivity in the face of a potential transaction and further promote recruitment and retention of top executives. Since payment is "double-trigger" (*i.e.*, payments are conditioned upon a change-of-control as well as separation from employment), executives are financially protected and thereby properly positioned to negotiate in the best interests of shareholders.

A detailed description of the Change-of-Control Agreements is set forth under the section entitled "Post-Termination and Change-of-Control Payments."

Are there limits on severance amounts paid to the NEOs pursuant to Change-of-Control Agreements?

Yes. In February of 2011, the Board adopted a policy for severance benefits applicable to all agreements (the "Policy"). The Policy: (i) requires a "double-trigger" to receive severance; (ii) prohibits Company reimbursement for the payment of excise taxes; (iii) defines "bonus" as the current "target" amount; and (iv) requires a contract term not to exceed three years. The Policy also provides that the payment of severance benefits, without shareholder approval, is limited to 2.99 times base salary plus bonus. The Policy is available on the Company's website at *http://investors.csx.com* under the heading "Corporate Governance." All of the NEOs' Change-of-Control Agreements are in compliance with the Policy.

Does the Company have stock ownership guidelines for the NEOs?

Yes. CSX believes that, in order to align the interests of the Executive Team with those of its shareholders, it is important that Executive Team members hold a meaningful ownership position in CSX common stock relative to their base salary. To achieve this linkage, CSX has established the following formal stock ownership guidelines.

Position	Minimum Value
Chief Executive Officer	6 times base salary
President	6 times base salary
Executive Vice Presidents	4 times base salary
Senior Vice Presidents	3 times base salary
Vice Presidents and Equivalent	1 time base salary

Members of the Executive Team must retain 100% of their net shares issued until the guidelines are achieved and have five years in which to do so. As of December 25, 2015, all NEOs but Mr. Lonegro, who was promoted to Executive Vice President and CFO in September 2015, held amounts of CSX common stock in excess of these ownership guideline requirements. Mr. Lonegro has five years from his promotion to reach his ownership requirements.

In addition, as part of its stock ownership guidelines, the Company has adopted a one-year holding period for Executive Team members for the after tax portion of: (i) restricted stock and RSUs following vesting; and (ii) common stock received upon the exercise of options. Accordingly, NEOs must wait one year after the completion of the restriction period before entering into any transaction involving such stock.

What are the accounting, tax and dilution considerations of CSX's compensation programs?

As discussed above, a significant portion of each NEO's direct compensation is performance-based. Section 162(m) of the Code imposes a $1 million limit on the amount that CSX may deduct for compensation paid to the NEOs. However, performance-based compensation paid under a plan that has been approved by shareholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only if pre-established objective performance goals are achieved and the Committee that establishes and certifies attainment of the goals consists only of outside directors.

While the tax effect of any compensation arrangement is a factor to be considered, the effect is evaluated by the Committee in light of CSX's overall compensation philosophy and objectives. CSX's compensation program for NEOs has both objective and discretionary elements. Generally, the Committee wishes to maximize CSX's federal income tax deductions for compensation expense. Therefore, the Company has endeavored to structure the short-term and long-term performance-based incentive elements of executive

compensation to meet the requirements for deductibility under Section 162(m) while retaining the ability to apply permissible negative discretion in determining the ultimate award payouts. Nonetheless, the Committee does not believe that compensation decisions should be unduly constrained by how much compensation is deductible for federal tax purposes. Accordingly, the Committee is not limited to paying compensation under plans that are qualified under Section 162(m) and the Committee's ability to retain flexibility in this regard may, in certain circumstances, outweigh the advantages of qualifying all compensation as deductible under Section 162(m).

The Committee also considers other tax aspects and the accounting and shareholder dilutive costs of specific executive compensation programs, and seeks to balance the tax, earnings and dilutive impact of executive compensation plans with the need to attract, retain and motivate highly-qualified executives.

Summary Compensation Table

The *Summary Compensation Table* presents the amount and type of compensation for the NEO's in 2015.

Name	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] ($)	All Other Compensation[4] ($)	Total ($)
Michael J. Ward	2015	$1,200,000	—	$7,064,833	—	$ 864,000	—	$80,728	$ 9,209,561
Chairman and CEO	2014	$1,200,000	—	$6,962,613	—	$1,843,200	—	$62,276	$10,068,089
	2013	$1,164,855	—	$9,212,408	—	$2,000,000	—	$67,369	$12,444,632
Clarence W. Gooden	2015	$ 665,720	—	$2,406,455	—	$ 373,432	—	$49,362	$ 3,494,969
President	2014	$ 650,000	—	$1,989,315	—	$ 678,600	$205,109	$52,495	$ 3,575,519
	2013	$ 615,217	—	$2,703,876	—	$ 719,804	—	$46,063	$ 4,084,960
Frank A. Lonegro	2015	$ 365,518	—	$ 706,112	—	$ 173,072	$ 27,056	$18,064	$ 1,289,822
Executive Vice	2014	—	—	—	—	—	—	—	—
President and CFO	2013	—	—	—	—	—	—	—	—
Fredrik J. Eliasson	2015	$ 565,720	—	$2,018,535	—	$ 305,489	$199,435	$27,174	$ 3,116,353
Executive Vice President	2014	$ 550,000	—	$1,989,315	—	$ 603,900	$874,385	$23,394	$ 4,040,994
and Chief Sales and	2013	$ 532,609	—	$2,703,876	—	$ 623,152	$151,304	$26,184	$ 4,037,125
Marketing Officer									
Cynthia M. Sanborn	2015	$ 497,456	—	$2,741,527	—	$ 266,938	$ 91,485	$32,600	$ 3,630,006
Executive Vice President	2014	—	—	—	—	—	—	—	—
and COO	2013	—	—	—	—	—	—	—	—
Ellen M. Fitzsimmons	2015	$ 550,000	—	$1,513,900	—	$ 264,000	$103,737	$34,952	$ 2,466,589
Executive Vice President,	2014	$ 550,000	—	$1,491,993	—	$ 510,400	$953,502	$34,971	$ 3,540,866
General Counsel, and	2013	$ 532,609	—	$1,622,336	—	$ 553,913	—	$33,367	$ 2,742,225
Corporate Secretary									
Oscar Munoz	2015	$ 604,207	—	$6,083,112	—	—	$141,651	$48,793	$ 6,877,763
President and COO	2014	$ 750,000	—	$1,989,315	—	$ 783,000	$200,233	$52,998	$ 3,775,546
	2013	$ 715,217	—	$2,163,106	—	$ 836,804	$181,501	$46,201	$ 3,942,829

(1) *Stock Awards—Amounts disclosed in this column are related to LTIP performance units, RSUs and restricted stock granted in 2013, 2014 and 2015, and reflect the aggregate grant date fair value of such stock awards computed in accordance with FASB ASC Topic 718. For performance units, the grant date fair value is based on the probable outcome of performance conditions at the time of grant. For more information and assumptions used in valuing these awards, see Note 4, Stock Plans and Share-Based Compensation in the Notes to Consolidated Financial Statements in the Company's 2015 Annual Report on Form 10-K, which was filed on February 10, 2016. If the highest level of performance under each LTIP cycle is achieved, the maximum grant date fair value of the performance units (which does not include RSUs or restricted stock) for each NEO by year of grant would be: 2015: Mr. Ward—$10,597,268, Mr. Lonegro—$302,758, Mses. Fitzsimmons and Sanborn—$2,270,832, Messrs. Eliasson and Gooden—$3,027,802 and Mr. Munoz—$6,055,602; 2014: Mr. Ward—$10,443,920, Mr. Eliasson—$2,983,986, Mr. Munoz—$5,632,592, Mr. Gooden—$3,609,735 and Ms. Fitzsimmons—$2,237,976; and 2013: Mr. Ward—$11,356,300, Mr. Eliasson—$3,244,672, Mr. Munoz—$4,688,153, Mr. Gooden—$3,394,762, and Ms. Fitzsimmons $2,433,504.*

(2) *Non-Equity Incentive Plan Compensation—The 2015 annual incentive compensation was paid in February 2016 based on a 60% payout of the 2015 MICP. Mr. Munoz did not receive a payout under the annual incentive plan as a result of his resignation.*

(3) *Change in Pension Value and Nonqualified Deferred Compensation Earnings—The values in this column reflect only changes in the actuarial present value of pension benefits as there were no above-market nonqualified deferred compensation earnings to report. The present value of accumulated benefits for 2015 reflects a discount rate of 4.3% compared to the 4.0% discount rate applicable for 2014. This discount rate change was the result of actuarial adjustments based on changes in corporate bond rates. The present values also increased due to actuarial adjustments to the mortality basis reflecting a change in life expectancies. CSX measured its pension values as of December 31, 2015. For 2015, the actuarial change in Mr. Ward's pension value was ($78,161) and the actuarial change in Mr. Gooden's pension value was ($378,448). The decreases in present value for Mr. Ward and Mr. Gooden are a result of continuing to work past the pension plan's unreduced retirement benefit age of 60, thereby forgoing retirement payments.*

(4) *All Other Compensation—The values in this column include amounts for personal aircraft usage, financial planning services, physical examination, annual health care savings account contribution, excess liability insurance, and the Company's match under the 401(k) and nonqualified deferred compensation plans. For Mr. Ward, this column includes, along with the items discussed above, costs associated with home security and Company-mandated aircraft usage with an aggregate incremental cost to the Company of $23,496. The personal aircraft usage amount was calculated using the direct hourly operating cost of $1,424 per flight hour for 2015 plus taxes. The aggregate incremental cost to the Company for the use of Company aircraft for personal travel is calculated by multiplying the hourly variable cost rate (including fuel, oil, airport and hangar fees, crew expenses, maintenance, catering and taxes) for the aircraft by the hours the executive used the aircraft. For these purposes, hours occupied by any "deadhead" aircraft legs are included in the total hours the aircraft was used by the executive.*

2015 Grants of Plan-Based Awards Table

The *Grants of Plan-Based Awards Table* is a supporting table to the *Summary Compensation Table*. In 2015, the NEOs received the plan-based awards as shown in the table below.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (units)	Target (units)	Maximum (units)	All Other Stock Awards; Number of shares of stock or units[3] (#)	Grant Date Fair Value of Stock and Option Awards[4] ($)
Michael J. Ward	Feb. 11, 2015				14,743	147,430	294,860		$5,298,634
	Feb. 11, 2015							49,143	$1,766,199
		144,000	1,440,000	3,000,000					
Clarence W. Gooden	Feb. 11, 2015				4,212	42,123	84,246		$1,513,901
	Feb. 11, 2015							14,401	$ 504,634
	Dec. 8, 2015				1,552	15,523	31,046		
		62,239	622,386	3,000,000					$ 387,920
Frank A. Lonegro	Feb. 11, 2015				421	4,212	8,424		$ 151,379
	Feb. 11, 2015							1,404	$ 50,460
	Dec. 8, 2015				2,018	20,179	40,358		$ 504,273
		28,845	288,453	461,525					
Fredrik J. Eliasson	Feb. 11, 2015				4,212	42,123	84,246		$1,513,901
	Feb. 11, 2015							14,041	$ 504,634
		50,915	509,148	3,000,000					
Cynthia M. Sanborn	Feb. 11, 2015				3,159	31,592	63,184		$1,135,416
	Feb. 11, 2015							10,531	$ 378,484
	May 11, 2015				3,404	34,044	68,088		$1,227,627
		44,490	444,897	711,835					
Ellen M. Fitzsimmons	Feb. 11, 2015				3,159	31,592	63,184		$1,135,416
	Feb. 11, 2015							10,531	$ 378,484
		44,000	440,000	3,000,000					
Oscar Munoz	Feb. 11, 2015				8,425	84,246	168,492		$3,027,801
	Feb. 11, 2015							28,082	$1,009,267
	May 11, 2015				5,674	56,740	113,480		$2,046,044
		87,131	871,312	3,000,000					

(1)   Estimated Possible Payouts Under Non-Equity Incentive Plan Awards—The amounts in these columns reflect what the payments could have been for 2015 under the SEIP as typically administered by the Committee using the Target Incentive Opportunities and Company performance measures under the MICP. The values reflect a threshold payout of 10%, a target payout of 100% and a maximum payout that cannot exceed the lesser of 0.3% of operating income for the CEO and 0.2% of operating income for each covered NEO or $3 million under the shareholder approved SEIP. Ms. Sanborn and Mr. Lonegro were not covered by the SEIP in 2015. As such, their maximum potential payouts under the MICP were 160% of their target incentive opportunities. At the Committee's discretion, payouts can be zero. The actual payments for 2015 are shown in the Summary Compensation Table.

(2)   Estimated Future Payouts Under Equity Incentive Plan Programs—The values in these columns reflect the potential payout in shares under the 2015-2017 LTIP cycle based on pre-established financial performance and strategic goals. The Company's performance will determine a payout of shares that can range from 0% to 200% of the LTIP grants. The values reflect payouts of 10% at threshold, 100% at target and 200% at maximum. The 10% threshold payout assumes that only one financial performance measure were to reach the threshold performance level. If both financial performance measures were to reach the threshold performance level, the resulting payout would be 20%.

(3)   All Other Stock Awards; Number of shares of stock or units—The value in this column reflects the number of RSUs granted in 2015.

(4)   Grant Date Fair Value of Stock and Option Awards—The values in this column reflect the number of performance units (based on the probable outcome of the performance conditions, which is the target number) and RSUs, each multiplied by the closing price of CSX stock on the date of grant in accordance with FASB ASC Topic 718. The closing price of CSX stock on each date of grant is as follows: February 11, 2015 - $35.94, May 11, 2015 - $36.06 and December 8, 2015 - $24.99.

2015 Outstanding Equity Awards at Fiscal Year End

The table below presents information pertaining to all outstanding equity awards held by the NEOs as of December 25, 2015. Stock awards are comprised of outstanding restricted stock, RSUs and performance units.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4] ($)
Michael J. Ward	250,235	$6,538,641	334,396	$8,737,767
Clarence W. Gooden	74,545	$1,947,861	108,062	$2,823,660
Frank A. Lonegro	5,320	$ 139,012	25,830	$ 674,938
Fredrik J. Eliasson	74,545	$1,947,861	95,542	$2,496,512
Cynthia M. Sanborn	37,074	$ 968,744	61,640	$1,610,653
Ellen M. Fitzsimmons	39,898	$1,042,535	71,656	$1,872,371
Oscar Munoz	31,846	$ 832,136	61,126	$1,597,222

(1)   Number of Shares or Units That Have Not Vested—The units reflected in this column represent RSUs granted in May 2013, 2014 and 2015 that will vest in 2016, 2017 and 2018, respectively, assuming continued employment. In addition, this column includes 64,048 RSUs for Mr. Ward that will vest in May 2016, 21,349 shares of restricted stock for Mr. Eliasson that will vest in May 2018, 21,349 RSUs for Mr. Gooden that will vest in May 2016 and 20,670 shares of restricted stock for Ms. Sanborn that will vest in April 2016.

Grant Date	May 7, 2013	May 6, 2014	February 11, 2015	Total Unvested
Vest Date	May 6, 2016	May 5, 2017	February 10, 2018	RSUs
Michael J. Ward	74,722	62,322	49,143	186,187
Clarence W. Gooden	21,349	17,806	14,041	53,196
Frank A. Lonegro	2,135	1,781	1,404	5,320
Fredrik J. Eliasson	21,349	17,806	14,041	53,196
Cynthia M. Sanborn	3,202	2,671	10,531	16,404
Ellen M. Fitzsimmons	16,012	13,355	10,531	39,898
Oscar Munoz	17,198	8,408	6,240	31,846

(2)   Market Value of Shares or Units of Stock That Have Not Vested—The market values are based on the Company's closing stock price as of December 25, 2015 of $26.13.

(3)   Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested—In accordance with the SEC requirements for this table, the number of shares shown in the column above represents the sum of the performance units that would be payable under the 2014-2016 and 2015-2017 LTIP cycles if the Company's cumulative performance through 2015 was applied to each plan's performance measures. The Company's 2015 performance would have resulted in a 68% payout for the 2014-2016 cycle and 51% for the 2015-2017 cycle. The SEC requires that projected payouts be shown at the next higher performance measure; therefore, the number of performance units shown is equal to the target payout for the 2014-2016 cycle (100%) and the target payout for the 2015-2017 cycle (100%).

(4)   Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested—The market values are based on the Company's closing stock price as of December 25, 2015 of $26.13.

2015 Option Exercises and Stock Vested Table

The table below presents the value of options, restricted stock and RSUs that vested in 2015.

	Option Awards		Stock Awards	
Name	Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Michael J. Ward	—	—	212,687	$5,692,177
Clarence W. Gooden	—	—	65,986	$1,787,657
Frank A. Lonegro	—	—	14,592	$ 415,033
Fredrik J. Eliasson	—	—	58,296	$1,537,572
Cynthia M. Sanborn	—	—	17,295	$ 433,475
Ellen M. Fitzsimmons	—	—	48,048	$1,308,529
Oscar Munoz	—	—	69,188	$1,859,221

(1)   Shares Acquired on Vesting—Shares acquired through stock awards include restricted stock units that vested in May 2015 and performance units that were paid out pursuant to the 2013-2015 LTIP cycle.

(2)   Value Realized on Vesting—The values in this column reflect: (i) the number of restricted stock units that vested on May 7, 2015 multiplied by $35.91 – the closing price of CSX stock on the vesting date; and (ii) the number of performance units paid out pursuant to the 2013-2015 LTIP cycle multiplied by $22.35, the closing price on the date of payment.

Pension Benefits Table

As reflected by the *Pension Benefits Table*, and as described below, CSX maintains defined benefit plans (qualified and nonqualified) under which the NEOs are entitled to benefits including: the Pension Plan (both "final average pay" and "cash balance" formulas) and the Special Retirement Plan.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Michael J. Ward [1]	Qualified CSX Pension Plan	38.583	$ 1,783,231	—
	Nonqualified Special Retirement Plan	44.000	$19,799,604	—
Clarence W. Gooden	Qualified CSX Pension Plan	44.083	$ 2,188,654	—
	Nonqualified Special Retirement Plan	44.083	$ 7,258,905	—
Frank A. Lonegro	Qualified CSX Pension Plan	15.583	$ 476,615	—
	Nonqualified Special Retirement Plan	15.583	$ 555,443	—
Fredrik J. Eliasson	Qualified CSX Pension Plan	20.583	$ 630,972	—
	Nonqualified Special Retirement Plan	20.583	$ 1,598,624	—
Cynthia M. Sanborn	Qualified CSX Pension Plan	27.000	$ 966,319	—
	Nonqualified Special Retirement Plan	27.000	$ 1,643,496	—
Ellen M. Fitzsimmons	Qualified CSX Pension Plan	24.333	$ 1,172,486	—
	Nonqualified Special Retirement Plan	24.333	$ 3,543,618	—
Oscar Munoz	Qualified CSX Pension Plan	12.417	$ 235,421	—
	Nonqualified Special Retirement Plan	12.417	$ 1,047,890	—

(1) *Nonqualified Special Retirement Plan—Mr. Ward's credited service under the Special Retirement Plan is 44 years, including additional years of service credited in accordance with the Special Retirement Plan (see section entitled "Special Retirement Plan of CSX and Affiliated Corporations—Additional Service Credit"); his actual years of service are 38.58 years. The present value of his accumulated benefit under the Special Retirement Plan that is attributable to his credited years of service above his actual years of service is $2,770,650. Note that Mr. Ward stopped receiving accruals of extra years of service in 2006.*

Qualified CSX Pension Plan

Final Average Pay Formula

For employees hired before January 1, 2003, the final average pay formula provides for a benefit, in the form of a life annuity starting at age 65. The pay taken into account under the final average pay formula includes base salary and annual incentive payments for the employee's highest consecutive 60-month period. The benefit is equal to 1.5% of the employee's final average pay multiplied by the employee's years of service. This amount is then reduced by 40% of the employee's Social Security benefits or 60% of the employee's Railroad Retirement benefits, or both, as applicable.

The resulting benefit is subject to a cap imposed under Code Section 415 (the "415 Limit"). The 415 Limit for 2015 is $210,000 (for a life annuity at age 65) and is subject to adjustment for future cost of living changes. Further, under the Code, the maximum amount of pay that may be taken into account for any year is limited. This limit (the "Compensation Limit") is $265,000 for 2015 and is also subject to adjustment for future cost of living changes. Messrs. Ward, Gooden, Eliasson and Lonegro, as well as Mses. Fitzsimmons and Sanborn were hired before January 1, 2003, and are covered by the final average pay formula under the Pension Plan.

- *Transfer Benefits—*The Pension Plan provides an enhancement to the pension benefits of those participants

who transfer from a position covered by Railroad Retirement to a position covered by Social Security before January 1, 2015. This enhancement is to make up for any retirement benefit lost due to discontinuance of Railroad Retirement service.

- *Vesting—*Benefits under the Pension Plan's final average pay formula vest upon the earlier of the completion of five years of service or attainment of age 65.

- *Early Retirement—*The Pension Plan final average pay formula has a normal retirement age of 65. However, employees with 10 years of service may retire as early as age 55, but with a reduction from full benefits to reflect early commencement of the benefit prior to age 65. If an active participant reaches age 55 with 10 years of service, the reduction for early retirement is 1/360th of the pension benefit for each month the benefit commences prior to age 60 (rather than age 65). Mr. Gooden and Ms. Fitzsimmons have already attained age 55 with 10 years of service and thus are currently eligible to retire under the early retirement provisions of the Pension Plan.

- *Form of Payment of Benefits*—Benefits under the Pension Plan's final average pay formula are payable in various annuity forms at retirement. The valuation method and actuarial factors used to determine the present value of accumulated benefits shown in the table are described in CSX's 2015 Annual Report on Form 10-K.

Cash Balance Formula

Employees who become eligible to participate in the Pension Plan on or after January 1, 2003 earn pension benefits under the cash balance formula. These benefits are expressed in the form of a hypothetical account balance. For each month of service, the participant's account is credited with a percentage of the participant's pay for that month. The percentage of pay credited is determined based on the participant's age and years of service.

The hypothetical account earns interest credits on a monthly basis based on the annual 10-year Treasury bond rate and the participant's account balance as of the end of the prior month. The average annual interest crediting rate used for 2015 was 3.66%. Pay for purposes of the cash balance formula is defined in the same way as for the final average pay formula. The 415 Limit and Compensation Limit also apply in determining benefits under the cash balance formula.

Because Mr. Munoz was hired after January 1, 2003, he is covered by the cash balance formula. Mr. Munoz earned benefits in 2015 at a rate equal to 7% of pay up to the Social Security Wage Base ("Wage Base"), which was $118,500 in 2015, and 11% of pay in excess of the Wage Base.

- *Vesting*—Benefits under the cash balance formula vest upon the earlier of the completion of three years of service or attainment of age 65.

- *Form of Payment of Benefits*—Benefits under the cash balance formula may be paid upon termination of employment or retirement as a lump sum or in various annuity forms. The valuation method and actuarial factors used to determine the present value of accumulated benefits shown in the table are described in CSX's 2015 Annual Report on Form 10-K.

Special Retirement Plan of CSX and Affiliated Corporations

The Special Retirement Plan is a nonqualified plan that generally covers CSX executives, including the NEOs, whose compensation exceeds the Compensation Limit. The purpose of the Special Retirement Plan is to assist CSX in attracting and retaining key executives by allowing the Company to offer competitive pension benefits on the basis described below.

Benefits

The Special Retirement Plan formula replicates the qualified plan formula but provides for the payment of benefits that would otherwise be denied under the Pension Plan due to the 415 Limit and the Compensation Limit, both described above.

Additional Service Credit

The Special Retirement Plan previously provided additional service credit to executives where it is necessary to do so in order to provide competitive retirement benefits. Messrs. Ward and Gooden have been covered by the Special Retirement Plan's additional service crediting provisions since September 2, 1995 and December 21, 1996, respectively. Pursuant to the Special Retirement Plan's applicable service crediting rules, an eligible executive was credited with one additional year of service for each actual year of service worked beginning no earlier than age 45 continuing until age 65. Total service cannot exceed a maximum of 44 years, unless actual service exceeds 44 years. Messrs. Ward and Gooden have attained the maximum levels of creditable service under this provision. The additional two-for-one service credits were awarded in the mid-1990's under a plan provision that is no longer utilized for new participants.

Executive-Specific Benefits

The Special Retirement Plan allows for the payment of individually negotiated nonqualified pension benefits. Mr. Ward is the only NEO that has such benefits. Mr. Ward's benefit ensures that any shortfall that may arise under the transfer benefit (from Railroad Retirement to Social Security) will be paid under the Special Retirement Plan.

Form of Payment of Benefits; Certain Forfeiture Provisions

Under the terms of the Special Retirement Plan, nonqualified pension benefits can be paid in the same form as under the Pension Plan, except that Messrs. Ward and Gooden were permitted and elected to receive their Special Retirement Plan pension benefits in the form of a lump sum. Pension benefits under the Special Retirement Plan are subject to: (i) suspension and possible forfeiture if a retired executive competes with the Company or engages in acts detrimental to the Company; or (ii) forfeiture if an executive is terminated for engaging in acts detrimental to the Company.

Under the current terms of the Special Retirement Plan, unless an employee has elected otherwise, within 45 days after a change-of-control, the employee is entitled to a lump sum payment equal to the actuarial present value of his or her accrued benefit under the Special Retirement Plan. The valuation method and actuarial factors used to determine the present value of accumulated benefits shown in the *Pension Benefits Table* for the Special Retirement Plan are described in CSX's 2015 Annual Report on Form 10-K.

Nonqualified Deferred Compensation Table

The Nonqualified Deferred Compensation Table presents a summary of 2015 contributions made under the EDCP, CSX's current executive nonqualified deferral program, as well as 2015 earnings, distributions and year-end balances. Two types of deferrals are represented below: cash deferrals and stock deferrals. Cash deferrals include deferred portions of an NEO's base salary and short-term incentive payments. Stock deferrals include deferred portions of compensation payable in the form of CSX common stock.

Name	Executive Contributions Last Fiscal Year[1] ($)	Registrant Contributions Last Fiscal Year[2] ($)	Aggregate Earnings Last Fiscal Year[3] ($)	Aggregate Distributions Last Fiscal Year[4] ($)	Aggregate Balance Last Fiscal Year ($)
Michael J. Ward	$56,100	$32,725	($4,033,621)	$281,581	$11,175,794
Clarence W. Gooden	$24,043	$14,025	$ 4,920	—	$ 471,339
Frank A. Lonegro	$17,988	$ 3,518	($ 25,858)	—	$ 275,128
Fredrik J. Eliasson	$18,043	$10,525	$ 1,688	$ 28,020	$ 55,092
Cynthia M. Sanborn	$13,947	$ 8,136	($ 420,015)	—	$ 1,167,054
Ellen M. Fitzsimmons	$17,100	$ 9,975	($ 45,810)	$685,620	$ 236,083
Oscar Munoz	$25,654	$14,965	$ 22,252	—	$ 1,444,608

(1) *Executive Contributions Last Fiscal Year—Executive contributions in 2015 under the CSX Executive's Deferred Compensation Plan are also reported in the Salary column of the Summary Compensation Table.*

(2) *Registrant Contributions Last Fiscal Year—Company contributions in 2015 are also reported in the All Other Compensation column of the Summary Compensation Table.*

(3) *Aggregate Earnings Last Fiscal Year—Earnings on cash deferrals include the total gains and losses credited in 2015 based on the hypothetical investment of those amounts in the manner described below. Earnings on stock deferrals reflect the difference between the closing stock price at the end of 2014 and 2015, plus any dividends credited in 2015.*

(4) *Aggregate Distributions Last Fiscal Year—Mr. Ward's distribution is dividends credited in 2015 on deferred stock balances that were paid out in the form of cash, Mr. Eliasson's distribution was a scheduled distribution according to his election at the time of deferral, and Ms. Fitzsimmons' distributions are comprised of dividends credited in 2015 on deferred stock balances that were paid out in the form of cash and a scheduled distribution according to her election at the time of deferral.*

Eligible Deferrals

Under the EDCP, participants are entitled to elect to defer up to: (i) 75% of base pay; (ii) 100% of awards payable in cash under CSX's incentive compensation plans; and (iii) 100% of performance units payable in the form of stock. Participants also are entitled to receive matching contributions that would have been received under CSX's 401(k) plan assuming that: (i) certain Code limits did not apply; and (ii) contributions made under the EDCP were instead made under CSX's 401(k) plan.

Investment of Deferred Amounts

In accordance with a participant's individual elections, deferred amounts, other than stock awards, are treated as if they were invested among the investment funds available under the qualified 401(k) plan. Participants may elect to change the investment of deferred amounts, other than deferred stock awards.

Timing and Form of Payments

EDCP participants may elect to receive payment of their deferred amounts, including earnings, upon separation from service, the attainment of a specified date or upon a change-of-control. Participants may elect to receive payment in the form of a lump sum or in semi-annual installments over a number of years not in excess of 20 years.

A participant may apply for accelerated payment of deferred amounts in the event of certain hardships and unforeseeable emergencies. A participant also may elect to receive accelerated distribution of amounts deferred before January 1, 2005 (and earnings thereon) other than for hardship or an unforeseeable emergency, but the participant is required to forfeit a percentage of the amount to be distributed. Under the EDCP, cash deferrals are distributed in the form of cash and deferred stock awards are paid in the form of CSX common stock.

Post-Termination and Change-of-Control Payments

Do NEOs participate in a severance plan?

The Company covers its NEOs under the same severance plan available to all employees and does not generally provide for any special termination of employment payments or benefits that favor the NEOs. Other than the Change-of-Control Agreements, the Company currently does not have any severance agreements in place with its NEOs that would provide special termination payments or benefits.

Do the NEOs participate in Change-of-Control Agreements?

Yes. Each of the NEOs participates in a Change-of-Control Agreement providing "double-trigger" benefits (i.e., payments are conditioned upon a change-of-control as well as separation from employment) with a three-year term ending in 2017 unless renewed.

How is change-of-control defined?

Under the agreements described below, a "change-of-control" generally includes any of the following:

- the acquisition of beneficial ownership of 20% or more of CSX's outstanding common stock or the combined voting power of CSX's outstanding voting stock by an individual or group as defined under applicable SEC rules;

- if individuals, who as of the date of the Change-of-Control Agreement, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or group (as defined under applicable SEC rules);

- a business combination (such as a merger, consolidation or disposition of substantially all of the assets of CSX or its principal subsidiary), excluding business combinations that will not result in a change in the equity and voting interests held in CSX, or a change in the composition of the Board over a specified percentage; or

- the liquidation or dissolution of CSX or its principal subsidiary.

Each Change-of-Control Agreement provides for salary and certain benefits to be continued at no less than specified levels generally for a period of up to three years after a change-of-control (the "Employment Period"), and for certain payments and other benefits to be paid or provided by CSX upon an executive's termination of employment within the Employment Period. No payments have been made to any NEO pursuant to the Change-of-Control Agreements.

What benefits are provided during the Employment Period where no termination has occurred?

During the Employment Period, CSX is required to:

- pay the executive an annual base salary that is at least equal to the highest base salary payable to the executive in the 12-month period immediately preceding the Employment Period (although certain reductions in salary that are also applicable to similarly situated peer executives may be permitted);

- provide the executive with an opportunity to earn an annual incentive at a minimum, target and maximum level that is not less favorable than the executive's opportunity to earn such annual incentives prior to the Employment Period

(although certain reductions also applicable to similarly situated peer executives may be permitted); and

- cause the executive to be eligible to participate in incentive, retirement, welfare and other benefit plans and to benefit from paid vacation and other policies of CSX and its affiliates, on a basis not less favorable than the benefits generally available to the executive before the Employment Period (or the benefits generally available to peer executives at any time after the beginning of the Employment Period, whichever is more favorable).

What benefits are provided if the NEO is terminated?

Under the Change-of-Control Agreements, CSX will provide severance payments and other benefits to NEOs upon their termination of employment during the Employment Period. The amount of benefits depends on the reason for termination as discussed below.

Termination Without "Cause," Resignation for "Good Reason" or "Constructive Termination." CSX will pay to the NEO the severance benefits described below if, during the Employment Period, CSX terminates the NEO's employment without "cause", the NEO resigns for "good reason" or upon a "constructive termination." An NEO whose employment is terminated without "cause" in anticipation of a change-of-control is also entitled to the following benefits.

Cash Severance Payment—A lump sum cash payment equal to the sum of the following:

- the executive's accrued pay (unpaid salary and unused vacation) and pro-rated bonus determined using the current target bonus; and

- 2.99 times the sum of the NEO's annual base salary and the NEO's "target bonus" (the Company provides the best-net-benefit meaning that to the extent that an NEO would have a higher net benefit if he or she avoided excise taxes due to an excess parachute payment, the Change-of-Control Agreement provides for an automatic downward adjustment to prevent an excess parachute payment).

Medical and Other Welfare Benefits—The equivalent of continued medical and life insurance and other welfare benefit plan coverage for three years after termination of employment at a level at least as favorable as the benefits provided to the NEO during the Employment Period (or the benefits then generally available to peer executives, whichever is more favorable).

Outplacement—Outplacement services at a cost to CSX not to exceed $20,000.

Termination for Other Reasons—If the executive's employment is terminated due to the executive's death or disability, or voluntarily by the executive, CSX will make a lump sum cash payment equal to the executive's accrued pay (which includes unpaid base salary and unused vacation). If the executive's employment is terminated by CSX for "cause," CSX will pay the executive a lump-sum cash payment of any unpaid portion of his or her annual base salary through the date of termination.

Definitions:

"Cause" generally refers to: (i) the willful and continued failure of the NEO to perform his or her duties to CSX; or (ii) the willful engagement in illegal conduct or gross misconduct that is materially and demonstrably injurious to CSX.

"Constructive termination" applies in the case of a business combination subject to the approval of the Surface Transportation Board, and refers to the occurrence of any of the following during the portion of the Employment Period prior to that agency's final decision:

- the substantial diminution of the NEO's duties or responsibilities;

- a reduction in compensation payable during the Employment Period (other than a reduction in incentive opportunities, benefits and perquisites where the NEO's peer executives suffer a comparable reduction);

- CSX's requiring the NEO to be based more than 35 miles from his or her location or to travel on business to a materially greater extent than before; or

- any purported termination by CSX of the NEO's employment other than for "cause."

"Disability" generally refers to the NEO's absence from duties for 180 consecutive business days as a result of total and permanent mental or physical illness.

"Good reason" generally refers to the occurrence of any of the following:

- the assignment to the NEO of duties inconsistent with, or a diminution of his or her position, authority, duties or responsibilities;

- any failure of CSX to comply with its compensation obligations during the Employment Period;

- CSX's requiring the NEO to be based more than 35 miles from his or her location or to travel on business to a materially greater extent than before;

- any purported termination by CSX of the NEO's employment other than as permitted by the Change-of-Control Agreements; or

- any failure of CSX to require a successor to assume the Change-of-Control Agreement.

Potential Payouts Under Change-of-Control Agreements

The following table presents the severance benefits to which each of the NEOs would be entitled as of December 25, 2015 under his or her Change-of-Control Agreement upon the hypothetical termination of employment following a change-of-control: (i) by CSX other than for "cause" or "disability"; (ii) by the NEO for "good reason"; or (iii) upon a "constructive termination." A change-of-control would not result in retirement benefit increases or excise tax gross ups. Further, the pro-rata bonus payment would be based on target bonus instead of the highest annual bonus.

Name	Severance[1]	Pro-rata Bonus Payment[2]	Equity[3]	Welfare Benefit Values[4]	Outplacement[5]	Aggregate Payments
Michael J. Ward	$7,893,600	$1,440,000	$21,133,892	$26,622	$20,000	$30,514,114
Clarence W. Gooden	$4,186,000	$ 700,000	$ 6,523,563	$46,458	$20,000	$11,476,021
Frank A. Lonegro	$1,900,000	$ 450,000	$ 1,083,299	$43,956	$20,000	$ 2,886,397
Fredrik J. Eliasson	$3,408,600	$ 540,000	$ 6,117,947	$65,934	$20,000	$10,152,481
Cynthia M. Sanborn	$3,124,550	$ 495,000	$ 3,144,222	$26,622	$20,000	$ 6,810,394
Ellen M. Fitzsimmons	$2,960,100	$ 440,000	$ 4,170,087	$66,449	$20,000	$ 7,656,636

(1) *Severance—Severance payment equal to 2.99 times the sum of the NEO's annual base salary at the time of the termination and the "target bonus." Mr. Lonegro's severance multiple was 2 times in 2015. It was increased to 2.99 times on February 9, 2016.*

(2) *Pro-rata Target Bonus Payment—The "target bonus" pro-rated for the number of days in the calendar year prior to a hypothetical termination of employment as of December 25, 2015.*

(3) *Equity—Full LTIP payout based on 100% attainment of target levels under the 2013-2015, 2014-2016 and 2015-2017 LTIP cycles, as well as payout based on full vesting of outstanding RSUs and restricted stock awards as of December 25, 2015, at a stock price of $26.13.*

(4) *Welfare Benefit Values—Estimated values associated with the continuation of medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance for three years post-termination following a change-of-control.*

(5) *Outplacement—Executive is provided with outplacement services not to exceed $20,000.*

Does the Company provide tax gross-ups for excess parachute payments?

No. The Company does not provide gross-up payments for excess parachute excise taxes.

Is there a confidentiality clause in the Change-of-Control Agreements?

Yes. Each of the Change-of-Control Agreements requires the NEO to keep confidential any proprietary information or data relating to CSX and its affiliates. After termination of employment, an NEO may not disclose confidential information without prior written permission from CSX.

Are there any other "change-of-control" rights available to the NEOs other than those contained in the executives' Change-of-Control Agreements?

Yes. Pursuant to the terms of the Stock Plan, in the event of a change-of-control combined with involuntary employment termination, equity awards are impacted as follows:

- Performance grants at target levels and RSUs are payable immediately in cash; and

- Restricted stock immediately vests.

What is the impact of a change-of-control on deferred compensation and retirement plan benefits?

In accordance with the terms of the EDCP, distribution of the entire account balance shall be made to participants upon a change-of-control unless the individual participant elects otherwise. As discussed in the narrative accompanying the *Pension Benefits Table*, the Special Retirement Plan also contains certain change-of-control provisions.

► REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and on the discussion described above, the Compensation Committee recommended to the full Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Steven T. Halverson, *Chair*
Donna M. Alvarado
Edward J. Kelly, III
Donald J. Shepard
J. Steven Whisler

Jacksonville, Florida

February 9, 2016

▶ ITEM 3: ADVISORY VOTE TO APPROVE THE COMPENSATION OF CSX'S NAMED EXECUTIVE OFFICERS

In accordance with Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, CSX is providing shareholders with the opportunity to vote on a non-binding, advisory resolution to approve the compensation of the Company's NEOs, which is described in the CD&A section, the accompanying compensation tables and the related narrative disclosures in this Proxy Statement. Accordingly, the following resolution will be submitted for a shareholder vote at the Annual Meeting:

> **"RESOLVED, that the shareholders of CSX Corporation (the "Company") approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the Proxy Statement."**

As described in the CD&A, the Company's executive compensation program is designed to align executive pay with the Company's financial performance and the creation of sustainable long-term shareholder value. The compensation program is structured to provide a competitive level of compensation necessary to attract and retain talented and experienced executives and to motivate them to achieve short- and long-term strategic goals. In order to align executive pay with the Company's financial performance and the creation of sustainable shareholder value, a significant portion of compensation paid to our NEOs is allocated to performance-based, long-term equity incentive awards. The Company makes compensation payout decisions based on an assessment of the Company's performance, as well as the performance of each executive against goals that promote CSX's success by focusing on shareholders, customers, employees and the communities in which we operate.

Shareholders are urged to read the CD&A, the accompanying compensation tables and the related narrative disclosure in this Proxy Statement, which more thoroughly discuss the Company's compensation policies and procedures. The Compensation Committee and the Board believe that these policies and procedures are effective in implementing the Company's overall pay-for-performance compensation philosophy.

While this advisory vote is required by law, it will neither be binding on the Company, the Compensation Committee or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duties on, the Company or the Board. The Board and the Compensation Committee, which is comprised entirely of independent directors, will consider the outcome of the vote when developing future executive compensation programs. The Company currently intends to hold the next advisory (non-binding) vote to approve NEO compensation at its 2017 Annual Meeting of Shareholders, unless the Board modifies its policy of holding an advisory (non-binding) vote to approve the compensation of the Company's NEOs on an annual basis.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THIS PROPOSAL.**

▶ OTHER MATTERS

Neither the Board of Directors nor Management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Meeting and this Proxy Statement. If any other matters are properly brought before the Annual Meeting, or any adjournment thereof, the persons appointed in the accompanying proxy will vote the shares represented thereby in accordance with their best judgment.

▶ SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of March 14, 2016, the beneficial ownership of the Company's common stock by each director, director nominee, NEO and the directors and executive officers of the Company as a group. The business address of each of the Company's directors and executive officers is CSX Corporation, 500 Water Street, Jacksonville, FL 32202.

Name of Beneficial Owner[1]	Amount of Beneficial Ownership[2]	Percent of Class[3]
Donna M. Alvarado	110,189	*
John B. Breaux	181,483	*
Pamela L. Carter	36,959	*
Steven T. Halverson	113,809	*
Edward J. Kelly, III	202,083	*
John D. McPherson	96,156	*
David M. Moffett	5,819	*
Timothy T. O'Toole	91,475	*
David M. Ratcliffe	235,123	*
Donald J. Shepard	265,755	*
J. Steven Whisler	35,346	*
Michael J. Ward[4]	778,999	*
Clarence W. Gooden[5]	526,347	*
Frank A. Lonegro[6]	81,252	*
Fredrik J. Eliasson[7]	44,938	*
Cynthia M. Sanborn[8]	82,243	*
Ellen M. Fitzsimmons[9]	319,351	*
All current executive officers and directors as a group (a total of 19)[10]	3,402,162	*

(1) Except as otherwise noted, the persons listed have sole voting power as to all shares reported, including shares held in trust under certain deferred compensation plans, and also have investment power except with respect to certain shares held in trust under deferred compensation plans, investment of which is governed by the terms of the trust.

(2) There were no options outstanding for any executive officer or director that was exercisable within 60 days of December 25, 2015.

(3) Based on 957,310,947 shares outstanding on March 14, 2016. An asterisk (*) indicates that ownership is less than 1% of class.

(4) The ownership of Mr. Ward excludes 74,722 restricted stock units vesting in May 2016; 62,322 restricted stock units vesting in May 2017; 49,143 restricted stock units vesting in February 2018; 87,277 restricted stock units vesting in February 2019; and 64,048 shares of restricted stock vesting in May 2016.

(5) The ownership of Mr. Gooden excludes 21,349 restricted stock units vesting in May 2016; 17,806 restricted stock units vesting in May 2017; 14,041 restricted stock units vesting in February 2018; 24,244 restricted stock units vesting in February of 2019; and 21,349 shares of restricted stock vesting in May 2016.

(6) The ownership of Mr. Lonegro excludes 2,135 restricted stock units vesting in May 2016; 1,781 restricted stock units vesting in May 2017; 1,404 restricted stock units vesting in February 2018; 14,546 restricted stock units vesting in February 2019; and 19,395 shares of restricted stock vesting in February 2021.

(7) The ownership of Mr. Eliasson excludes 21,349 restricted stock units vesting in May 2016; 17,806 restricted stock units vesting in May 2017; 14,041 restricted stock units vesting in February 2018; 19,395 restricted stock units vesting in February 2019; 21,349 shares of restricted stock vesting in May 2018; and 19,395 shares of restricted stock vesting in February 2021.

(8) The ownership of Ms. Sanborn excludes 3,202 restricted stock units vesting in May 2016; 2,671 restricted stock units vesting in May 2017; 10,531 restricted stock units vesting in February 2018; 19,395 restricted stock units vesting in February 2019; 20,670 shares of restricted stock vesting in April 2016; and 19,395 shares of restricted stock vesting in February 2021.

(9) The ownership of Ms. Fitzsimmons excludes 16,012 restricted stock units vesting in May 2016; 13,355 restricted stock units vesting in May 2017; 10,531 restricted stock units vesting in February 2018; and 14,546 restricted stock units vesting in February 2019.

(10) Excludes 715,576 unvested shares of restricted stock and restricted stock units.

The following table sets forth information regarding the beneficial ownership of CSX common stock as of March 14, 2016 for each person known to us to be the beneficial owner of more than 5% of the outstanding shares of CSX common stock.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Capital Research Global Investors[1] 333 South Hope Street Los Angeles, CA 90071	84,439,702	8.7%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	60,108,554	6.16%

(1)   As disclosed in its Schedule 13G/A filed on February 16, 2016.

(2)   As disclosed in its Schedule 13G/A filed on February 10, 2016.

► SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and any certain persons owning more than 10% of the Company's common stock, to file certain reports of ownership and changes in ownership with the SEC. Based solely on its review of the copies of Forms 3, 4 and 5, the Company believes that all reports required to be filed under Section 16(a) were made on a timely basis with respect to transactions that occurred during fiscal 2015, except as previously disclosed in our 2015 Proxy Statement.

► EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about the Company's equity compensation plans as of December 25, 2015.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans[1] (in thousands)
Equity compensation plans approved by security holders	2,514	$24.99	31,488
Equity compensation plans not approved by security holders	—	—	—
TOTAL	2,514	$24.99	31,488

(1)   The number of shares remaining available for future issuance under plans approved by shareholders includes 31,488,431 shares available for grant in the form of stock options, performance grants, restricted stock, RSUs, stock appreciation rights and stock awards pursuant to the 2010 CSX Stock and Incentive Award Plan.

▶ "HOUSEHOLDING" OF PROXY MATERIALS

The SEC's rules permit companies and intermediaries (e.g., brokers, banks and other nominees) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially means extra convenience for security holders and cost savings for companies.

As in prior years, a number of brokers with account holders who are CSX shareholders will be "householding" our proxy materials. As indicated in the notice previously provided by these brokers to CSX shareholders, a single copy of the proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Shareholders who participate in "householding" continue to receive separate proxy cards, voting instructions or notice of internet availability, as applicable, which will allow each individual to vote independently.

If you are a registered shareholder currently participating in householding and wish to receive a separate copy of the proxy materials, or if you would like to opt out of householding for future deliveries of your annual proxy materials, please contact us at CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202, or by telephone at (904) 366-4242. If a separate copy of this Proxy Statement and the 2015 Annual Report is requested for the Annual Meeting, it will be mailed promptly following receipt of the request.

A street name shareholder who received a copy of the proxy materials at a shared address may request a separate copy of the Proxy Statement and the 2015 Annual Report by contacting us at CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202, or by telephone at (904) 366-4242.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request. If you would like to opt out of householding for future deliveries of your annual proxy materials, please contact your broker, bank or other nominee.

► NOTICE OF ELECTRONIC AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholders Meeting to be held on May 11, 2016. This Proxy Statement and 2015 Annual Report on Form 10-K are available at www.proxyvote.com.

As permitted by rules adopted by the SEC, we are making our proxy materials available to our shareholders electronically via the Internet. We have mailed many of our shareholders a Notice containing instructions on how to access this Proxy Statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your voting instructions over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Annual Report on Form 10-K

Our 2015 Annual Report (without exhibits) is available on *www.csx.com*. Our 2015 Annual Report (with exhibits) is also available on the website maintained by the SEC (*www.sec.gov*). The information on or accessible through our website is not part of this Proxy Statement. You may submit a request for a printed version of the 2015 Annual Report in one of the following manners:

- Send your request by mail to CSX Corporation, Investor Relations, 500 Water Street, Jacksonville, Florida 32202; or

- Call CSX Investor Relations at (904) 366-5353.

March 28, 2016

By Order of the Board of Directors



Ellen M. Fitzsimmons
Executive Vice President-Law and Public Affairs
General Counsel and Corporate Secretary

MOVING **FORWARD**
CSX Corporate Social Responsibility





We are committed to delivering safe and value-enhancing service for our customers, returns for our shareholders, opportunities for our employees, and respect for our neighbors.

- Michael J. Ward, Chairman and Chief Executive Officer



Learn more about Corporate Social Responsibility at CSX:
www.csxcsr.com